EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of November 9, 2011 by and among (i) Paul Sorensen, individually (“Sorensen”) and Jerry Willeford, individually (“Willeford”) (each of Sorensen and Willeford, a “Seller” and collectively, the “Sellers”), (ii) A. M. Castle & Co., a Maryland corporation (the “Buyer”) and (iii) the Company, solely with respect to the covenants to be performed by the Company contained in this Agreement prior to the Closing.

Introduction

The Buyer wishes to purchase from the Sellers, and the Sellers wish to sell to the Buyer, all of the outstanding capital stock of Tube Supply, Inc., a Texas corporation and wholly-owned by the Sellers (the “Company”), on the terms and conditions set forth in this Agreement.

An index of defined terms is set forth in Section 9.13.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

1.1. Purchase and Sale.  On and subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, transfer, assign and deliver to the Buyer (or its designated Affiliate), and the Buyer shall purchase from the Sellers, all of the outstanding capital stock of the Company (the “Purchased Stock”), free and clear of all Liens.  The acquisition of the Purchased Stock and the other transactions contemplated herein are sometimes collectively referred to herein as the “Transactions”.

1.2. Closing.  Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Transactions (the “Closing”) will take place at the offices of McDermott, Will & Emery LLP, 227 W. Monroe Street, Chicago, Illinois, at 9:00 A.M. (local time) on the date selected by the Buyer that is (i) no earlier than five (5) business days after the conditions set forth in Article VI are satisfied (other than those conditions which by their nature are normally satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or waived, and (ii) no later than January 31, 2012, or at such time and place as agreed to by the Sellers and the Buyer (the “Closing Date”).  All proceedings to be taken and all documents to be executed and delivered by the Buyer and the Sellers at the Closing will be deemed to have been taken and executed with effect as of 12:01 A.M. on the Closing Date.

1.3. Certain Definitions; Pre-Closing Deliveries.

(a) Definitions.  As used herein, the following terms shall have the following meanings:

“Affiliate” of a specified Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person.  The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Base Closing Payment” means an amount equal to (i) the Base Purchase Price, plus (ii) an amount equal to the Estimated Closing Cash, plus (iii) an amount equal to the Estimated Closing Prepaid Taxes, plus (iv) an amount equal to the Estimated Closing 338(h)(10) Tax Amount, minus (vi) Estimated Closing Indebtedness, and minus (vii) Estimated Sellers’ Expenses.

“Base Purchase Price” means $165,000,000.

“Canadian Subsidiary” and “Subsidiary” both mean Tube Supply Canada ULC, an unlimited liability corporation created under the laws of the Province of Alberta, Canada and which is a wholly-owned subsidiary of the Company.

“Closing Cash” means the book value of consolidated cash, cash-equivalents and marketable securities of the Company and the Subsidiary as of 12:01 A.M. on the Closing Date.  The Closing Cash shall be determined in accordance with GAAP and shall be reduced by the amount of checks of the Company and the Subsidiary which have not either cleared or been cashed.

“Closing Indebtedness” means, on a consolidated basis, as of 12:01 A.M. on the Closing Date and without duplication of amounts, all liabilities and obligations of the Company and the Subsidiary:  (i) for borrowed money; (ii) evidenced by bonds, debentures, notes, hedging and swap arrangements or other similar instruments; (iii) under leases classified as capital leases in accordance with GAAP; (iv) for deferred purchase price for property or services (excluding trade accounts payable incurred in the ordinary course of business) or under conditional sale or other title retention agreements with respect to property acquired; (v) in respect of letters of credit, bankers acceptance or similar transactions; (vi) with respect to customer deposits; (vii) for deferred compensation; (viii) for unpaid employee bonuses accrued or payable with respect to periods prior to the Closing, including any unpaid discretionary employee bonuses identified by the Sellers and approved by the Buyer prior to the Closing and for payments accrued or payable as of the date of the Closing pursuant to the Supplemental Compensation Agreements; (ix) for indebtedness secured by liens on or security interests in any asset of such Person; (x) for the Sellers Advances; (xi) under any guarantee of liabilities or obligations of the type referred to in clauses (i) through (x) above of other Persons; and (xii) all accrued interest and all premiums, penalties, redemption costs and other charges and expenses in respect of the repayment or maintenance (at the election of Buyer) of any of the foregoing in clauses (i) through (xi) as of the Closing Date.

“Closing Prepaid Taxes” means the amount of confirmed outstanding prepaid Taxes of the Company or the Subsidiary, which will have the effect of reducing Taxes payable by the Company or the Subsidiary after the Closing with respect to the period following the Closing; provided, that in no event shall the amount of Closing Prepaid Taxes under this Agreement exceed $350,000 in the aggregate.

“Closing 338(h)(10) Tax Amount” means, on an aggregate basis, the amount of incremental federal, state and local Taxes incurred by the Sellers with respect to the Transactions as a result of making the Section 338(h)(10) Election, calculated in accordance with Exhibit F; provided, that in no event shall the Closing 338(h)(10) Tax Amount under this Agreement exceed $3,000,000 in the aggregate.

“Closing Working Capital” means, on a consolidated basis, as of 12:01 A.M. on the Closing Date, (i) all accounts receivable, inventory, prepaid expenses and other current assets of the Company and the Subsidiary (excluding for this purpose Closing Cash and Closing Prepaid Taxes), minus (ii) all accounts payable, accrued liabilities, and other current liabilities of the Company and the Subsidiary (excluding for this purpose all Closing Indebtedness, Sellers Advances, Sellers’ Expenses and Taxes).  Except as set forth in the preceding sentence, the Closing Working Capital shall be determined in accordance with GAAP using the same methods, practices and principles used by the Company to prepare its audited consolidated balance sheet as at October 31, 2010, provided, however, that the inventory in Closing Working Capital will be valued using the average cost methodology and will include a writedown for obsolete inventory in the amount of $1,900,000 in the aggregate.

“Closing Working Capital Adjustment” means either (i) the amount by which the Closing Working Capital exceeds $85,700,000; or (ii) the amount by which Closing Working Capital is less than $83,700,000, in which case the Closing Working Capital Adjustment will be a negative number.

“Closing Working Capital Closing Payment” means, (i) if the Closing Working Capital Adjustment is a positive number, the lesser of (A) the Closing Working Capital Adjustment or (B) $7,000,000; or (ii) if the Closing Working Capital Adjustment is a negative number, the Closing Working Capital Adjustment.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, change or effect  (including, without limitation, changes that generally affect the metal service center or metal processing markets and changes in general economic, political, legal, regulatory or market conditions and their effects) that individually or in the aggregate with other events, changes and effects will or would reasonably be expected to be material and adverse to (i) the assets, properties, financial condition, liabilities, rights, businesses, results of operations or prospects of the Company and its Subsidiary, taken as a whole, or (ii) the ability of the Company or the Sellers to consummate the Transactions, in each case other than events, changes or effects  attributable to the fact that the Buyer or any of its Affiliates are the prospective owners of the Company.

“Deferred Working Capital Amount” means the amount, if any, by which the Closing Working Capital Adjustment exceeds the Closing Working Capital Closing Payment as finally determined in accordance with Section 1.6, which amount is subject to the right of offset and reduction set forth in Section 5.15, below.

“Designated Liabilities” means (a) any failure of the Company to have a fully effective election to be taxed as an S corporation (within the meaning of Section 1361(a)(1) of the Code) or any failure of the Canadian Subsidiary to be disregarded for U.S. federal income tax purposes as an entity separate from the Company, for all periods between the Election Date and the Closing, (b) any failure of the Company to file required Tax Returns or pay Taxes in or with respect to the Company’s or the Canadian Subsidiary’s operations, sales or other activities in the State of Louisiana prior to the Closing, (c) any deficiencies in the Company’s or the Subsidiary’s documentation regarding sales Taxes or exemptions therefrom prior to the Closing, (d) any non-compliance with or deficiencies in the Company’s or the Subsidiary’s documentation regarding compliance with applicable sanctions or other trade restrictions laws or regulations prior to the Closing, (e) any sale of scrap, damaged or obsolete inventory or other materials of the Company or the Canadian Subsidiary to or through the Sellers, or distribution of the proceeds therefrom to the Sellers, prior to the Closing, (f) any discriminatory provisions in or practices under or any failure to fully comply with applicable laws or regulations with respect to the Company’s 401(k) Benefit Plan and (g) any failure of the Company or the Canadian Subsidiary to be paid the Norquest Receivable in full on or before the later of July 31, 2012 or upon the purchase of the Norquest Receivable by the Sellers pursuant to Section 5.20(b), below.

“Estimated Closing 338(h)(10) Tax Amount” means the amount, estimated in good faith by the Company and provided to the Buyer in the Closing Payment Certificate, of the Closing 338(h)(10) Tax Amount; provided, that in no event shall the Estimated Closing 338(h)(10) Tax Amount under this Agreement exceed $3,000,000 in the aggregate.

“Estimated Closing Cash” means the amount, estimated in good faith by the Company and provided to the Buyer in the Closing Payment Certificate, of the Closing Cash.

 “Estimated Closing Indebtedness” means the amount, estimated in good faith by the Company consistent with payoff letters requested by and provided to the Buyer, as applicable, and listed in the Closing Payment Certificate, of the Closing Indebtedness.

“Estimated Closing Prepaid Taxes” means the amount, estimated in good faith by the Company and provided to the Buyer in the Closing Payment Certificate, of the Closing Prepaid Taxes; provided, that in no event shall the amount of Estimated Closing Prepaid Taxes under this Agreement exceed $350,000 in the aggregate.

 “Estimated Closing Working Capital Adjustment” means the amount estimated in good faith by the Company and provided to the Buyer in the Closing Payment Certificate, of the Closing Working Capital Adjustment.

“Estimated Closing Working Capital Closing Payment” means the amount estimated in good faith by the Company and provided to the Buyer in the Closing Payment Certificate, of the Closing Working Capital Closing Payment.

“Estimated Sellers’ Expenses” means the amount, estimated in good faith by the Company, consistent with payoff letters requested by and provided to the Buyer, as applicable, and listed on an exhibit to the Closing Payment Certificate, of the Sellers’ Expenses.

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means the Escrow Agreement, in substantially the form of Exhibit A hereto, among the Buyer, the Sellers and the Escrow Agent.

“Escrow Fund” means an amount equal to $19,000,000 of the Purchase Price deposited with the Escrow Agent on the Closing Date, together with all interest, dividends and other income earned with respect thereto, less amounts disbursed therefrom in accordance with this Agreement and the Escrow Agreement.

“Existing Edmonton Facility Lease” means the Lease Agreement, in substantially the form of Exhibit D hereto, which shall include, if not already provided therein, modifications to such forms to permit leasehold mortgages and customary leasehold mortgagee protections in form reasonably acceptable to the Buyer and the Debt Financing Sources, dated as of the Closing, between the Canadian Subsidiary and the Sellers Canadian Affiliate.

“Existing Houston Facility Lease” means the Lease Agreement, in substantially the form of Exhibit C hereto, dated as of the Closing, between the Company and WSL.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including, without limitation, Jefferies Group, Inc. and Jefferies Finance LLC, together with their respective Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their respective successors and assigns.

“GAAP” means United States generally accepted accounting principles as of the date hereof, consistently applied.

“Governmental Authority” means any:  (i) foreign, federal, state, provincial, territorial, municipal or local government, court, tribunal, arbitrator, mediator, trustee, administrative agency or department, (ii) other governmental, government appointed or regulatory authority or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“knowledge” regarding “to the knowledge of the Company”, “to the Company’s knowledge”, or any other similar phrase means the actual knowledge of Sorensen, Willeford, Chris Friend, Murray Kammerer, Mark Fagert, Tommy Ausbern and Noel Tovar, and the knowledge that such Persons could be expected to know or have discovered after making reasonable inquiries of appropriate Persons, review of relevant documentation and other relevant investigations.

“Lien” means any lien, security interest, charge, pledge, restriction, adverse claim or other encumbrance of any kind and with respect to the Purchased Stock, includes any proxy, voting agreement, voting trust, purchase option or risk of forfeiture.

“New Employment Agreements” means the employment agreements dated as of the date hereof, but effective only upon the Closing, between the Company and each of Sorensen, Willeford, Chris Friend, Murray Kammerer, Mark Fagert, Tommy Ausbern and Noel Tovar.

“New Houston Facility” means that certain warehouse and office facility located at 4669 Brittmore Road, Houston, Texas under construction as of the date hereof for approximately 250,000 square feet of warehouse and office space located on approximately 26 acres.

“New Houston Facility Holdback Amount” means an amount equal to $1,000,000 of the Purchase Price held by the Buyer on the Closing Date, less amounts disbursed therefrom in accordance with this Agreement.

“New Houston Facility Lease” means the Lease Agreement for the New Houston Facility, in substantially the form of Exhibit E hereto, which shall include, if not already provided therein, modifications to such forms to permit leasehold mortgages and customary leasehold mortgagee protections in form reasonably acceptable to the Buyer and the Debt Financing Sources, dated as of the Closing, between the Company and WSL.

“Norquest Receivable” means the aggregate amount of the accounts receivable owing to the Company or the Canadian Subsidiary from Norquest Industries, Inc. and its affiliates that as of the Closing Date are greater than thirty (30) days past due from the date of the applicable invoice.

“Noncompetition Agreements” means the noncompetition and nonsolicitation agreements, in the form of Exhibit B, dated as of the date hereof, but effective only upon the Closing, between the Company and each of the Sellers.

“Person” means any natural person, corporation, limited liability company, partnership, trust or other entity.

“Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) an amount equal to Closing Cash, plus (iii) an amount equal to the Closing Prepaid Taxes, plus (iv) an amount equal to the Closing 338(h)(10) Tax Amount, plus (v) the Closing Working Capital Adjustment, minus (vi) Closing Indebtedness, and minus (vii) Sellers’ Expenses.

“Sellers Advances” means the aggregate unpaid amount, including all accrued and unpaid interest, penalties, and other charges and expenses related thereto, the Sellers have advanced to the Company on or prior to the Closing Date, including without limitation those listed on Schedule 1.3(a).

“Sellers Canadian Affiliate” means the Sellers’ wholly and beneficially owned entity that shall be formed under either the laws of a province of Canada or the federal laws of Canada at or prior to the Closing and that shall acquire all of the Real Property of the Canadian Subsidiary as described on Exhibit I.

“Sellers’ Expenses” means the aggregate amount of all unpaid fees and expenses of attorneys, accountants, investment bankers and other advisors of the Company or the Subsidiary relating to the Transactions including, without limitation, the unpaid fees and expenses of Growth Capital Partners, L.P. and Chamberlain, Hrdlicka, White, Williams & Aughtry.

“Supplemental Compensation Agreements” means the Supplemental Compensation Agreements, copies of which are included in Schedule 2.10 and that were entered into as of the date of this Agreement between the Company and the Sellers and each of Chris Friend, Murray Kammerer, Mark Fagert, Tommy Ausbern and Noel Tovar.

“S Final Year” means the taxable year of the Company that ends on the Closing Date.

“WSL” means Willeford-Sorensen, Ltd., a Texas limited partnership that is wholly and directly owned by Willeford and Sorensen.

(b) Pre-Closing Deliveries.  At least five (5) business days prior to the Closing, the Company will furnish to the Buyer (i) a certificate (the “Closing Payment Certificate”) setting forth the Estimated Closing Cash, Estimated Closing Prepaid Taxes, Estimated Closing 338(h)(10) Tax Amount, Estimated Closing Indebtedness, Estimated Closing Working Capital Adjustment, and Estimated Sellers’ Expenses and a calculation of the Base Closing Payment and the Estimated Closing Working Capital Closing Payment, if any, together with reasonable supporting documentation and work papers necessary to compute and verify the calculations and amounts set forth in the Closing Payment Certificate, (ii) a payoff letter (in form reasonably acceptable to the Buyer) from each holder of Closing Indebtedness indicating the amount required to discharge such indebtedness at the Closing and including an undertaking by each such holder to discharge any Liens securing any portion of such indebtedness, and (iii) final bills, a payoff letter and wire transfer instructions from each payee of any portion of the Sellers’ Expenses.

1.4. Payments at Closing.  At the Closing, the Buyer shall make or cause to be made on its own behalf or on behalf of the Company or the Canadian Subsidiary the following payments by wire transfer of immediately available funds:

(a) first, to each holder of Closing Indebtedness of the type described in clauses (i) and (ii) of the definition thereof, the amount specified in the payoff letters delivered by the Company to the Buyer pursuant to Section 1.3(b);

(b) second, to the payees of the Sellers’ Expenses in accordance with the bills, payoff letters and wire transfer instructions delivered by the Company to the Buyer pursuant to Section 1.3(b);

(c) third, to the Sellers to satisfy the aggregate amount of Sellers Advances, if any, remaining outstanding as of the Closing Date (and not otherwise paid prior to Closing in accordance with Section 5.16, below), in accordance with the payoff letters and wire transfer instructions delivered by the Sellers at least two (2) Business Days prior to Closing to the Buyer;

(d) fourth, to the Escrow Agent, to be held in escrow in accordance with the terms of the Escrow Agreement, the Escrow Fund;

(e) fifth, to the Buyer, to be held in accordance with the terms of this Agreement, the New Houston Facility Holdback Amount;

(f) sixth, the payments to Messrs. Friend, Kammerer, Fagert, Ausbern and Tovar provided pursuant to the Supplemental Compensation Agreements and paid on behalf of the Company in accordance with the Company’s payroll procedures and required withholdings; and

(g) seventh, the sum of (A) the Base Closing Payment, after making the payments set forth in (a) through (f), above, and (B) the Estimated Closing Working Capital Closing Payment, to the Sellers to accounts specified by the Sellers no fewer than two (2) Business Days prior to Closing.

1.5. Deferred Payment.  On the six-month anniversary of the Closing, or the first business day thereafter, the Buyer shall pay or cause to be paid, by wire transfer of immediately available funds, one-half of the Deferred Working Capital Amount, if any, plus interest thereon from the Closing Date until the date of payment at the rate of five percent (5%) per annum, which aggregate amount shall be subject to the right of offset and reduction set forth in Section 5.15, below.  On the earlier to occur of (i) the first anniversary of the Closing, or the first business day thereafter, or (ii) December 21, 2012, the Buyer shall pay or cause to be paid, by wire transfer of immediately available funds, the balance of the unpaid Deferred Working Capital Amount, if any, plus interest thereon from the Closing Date until the date of payment at the rate of five percent (5%) per annum, which aggregate amount shall be subject to the right of offset and reduction set forth in Section 5.15, below.  Buyer will have the right, in its sole discretion, to prepay any portion of the Deferred Working Capital Amount at any time, without penalty or premium.

1.6. Determination of Purchase Price.

(a) Initial Determination.  Within ninety (90) days after the Closing Date, the Buyer will prepare in good faith and deliver to the Sellers a certificate (the “Purchase Price Certificate”) executed by the Buyer setting forth (i) a listing of the amounts of Closing Cash, Closing Prepaid Taxes, Closing 338(h)(10) Tax Amount, Closing Indebtedness, Closing Working Capital, Closing Working Capital Adjustment, and Sellers’ Expenses, and (ii) the Buyer’s calculation of the Purchase Price and the Closing Working Capital Closing Payment.

(b) Sellers’ Right to Dispute.  If the Sellers, acting jointly, deliver written notice (the “Disputed Items Notice”) to the Buyer within thirty (30) days after receipt by the Sellers of the Purchase Price Certificate stating that the Sellers object to any items in the Purchase Price Certificate (the “Disputed Items”) and including reasonable detail of the particulars of such objection(s), the Buyer and the Sellers will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable.  If the Sellers do not deliver the Disputed Items Notice to the Buyer within thirty (30) days after receipt by the Sellers of the Purchase Price Certificate, the Purchase Price Certificate, including the Purchase Price set forth therein, will be presumed to be true and correct in all respects and will be final and binding on the parties.

(c) Arbitration of Disputes.  If the Buyer and the Sellers are unable to agree upon the Disputed Items within thirty (30) days after delivery of the Disputed Items Notice, the Buyer and the Sellers will appoint McGladrey & Pullen, LLC or, if such firm is unwilling to serve or such firm is or becomes no longer independent from either the Buyer and its Affiliates or the Sellers and their Affiliates, an independent, nationally-recognized accounting firm reasonably acceptable to each of them and that is not currently engaged by either the Buyer, the Company or the Sellers to render accounting services (in either case, the “Independent Accounting Firm”) to resolve the Disputed Items.  The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice and may not assign a value greater than the greatest value claimed for such item by either party or smaller than the smallest value claimed for such item by either party, and (ii) re-calculate the Purchase Price, as modified only by the Independent Accounting Firm’s resolution of the Disputed Items.  The Buyer and the Sellers will each have the same opportunity to present its position and submit materials regarding the Disputed Items to the Independent Accounting Firm.  The Independent Accounting Firm will make a written determination of each Disputed Item within thirty (30) days after being appointed and such determination will be final and binding on the parties.  The fees, costs and expenses of the Independent Accounting Firm will be borne one-half by the Sellers and one-half by the Buyer.  The date on which the Purchase Price is finally determined in accordance with Section 1.6(b) or 1.6(c) is hereinafter referred to as the “Determination Date.”

(d) Payment.  Within five (5) business days after the Determination Date, the Buyer shall pay or cause to be paid, by wire transfer of immediately available funds, to the Sellers the following amounts: (i) an amount equal to the excess, if any, of the Purchase Price (less the Closing Working Capital Adjustment) over the Base Closing Payment and (ii) an amount equal to the excess, if any, of the Closing Working Capital Closing Payment over the Estimated Closing Working Capital Closing Payment.  Within five (5) business days after the Determination Date, the Sellers shall pay or cause to be paid, by wire transfer of immediately available funds, to the Buyer the following amounts: (i) an amount equal to the excess, if any, of the Base Closing Payment over the Purchase Price (less the Closing Working Capital Adjustment) and (ii) an amount equal to the excess, if any, of the Estimated Closing Working Capital Closing Payment over the Closing Working Capital Closing Payment, in each case with interest thereon from the Closing Date until the date of payment at the rate of five percent (5%) per annum, calculated on the basis of the actual number of days elapsed over 360; provided, that all or a portion of such amount may be paid from the Escrow Fund, as elected in writing by the Buyer, in its sole discretion.

(e) Access to Information.  The Sellers and the Buyer and their accountants, lawyers and representatives will be given reasonable access at all reasonable times to (and shall be allowed to make copies of) the books and records of the Company and to any personnel of the Company and the Subsidiary reasonably requested by such Persons, in each case for the sole purpose of preparing the Purchase Price Certificate and the final determination of the Purchase Price or any dispute relating thereto.

(f) Methodology.  For purposes of calculating the Purchase Price hereunder, references to amounts determined “on a consolidated basis” shall mean the Company and its Subsidiary, except that WSL and Sellers Canadian Affiliate shall be excluded for all purposes thereof.

ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

The Sellers represent and warrant to the Buyer, as of the date of this Agreement and as of the Closing, that each of the statements contained in this Article II is true and correct.  Except for the representations and warranties expressly set forth in this Article II, the Sellers make no other representation or warranty (either express or implied) concerning the Company.  For the purposes of this Article II, each reference to “the Company” shall be deemed to refer to the Company and the Subsidiary, individually and collectively, unless the context in which such term is used requires otherwise.

2.1. Organization, Power and Standing.  The Company is a corporation, duly formed, validly existing and in good standing under the laws of the State of Texas.  The Company has all requisite corporate power to own, lease and operate its properties and to carry on its business as it is now conducted.  The copies of the certificate of incorporation and the bylaws of the Company (each as amended to date, the “Company Charter Documents”) that have been delivered to the Buyer by the Company are complete and accurate.

2.2. Subsidiary.  The Canadian Subsidiary is a corporation duly formed, validly existing and in good standing under the laws of the Province of Alberta.  Except for the Canadian Subsidiary, the Company does not, directly or indirectly, own or have the right to acquire any equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business organization nor does it have any obligation to contribute to or lend funds to any Person.  Schedule 2.2 sets forth the authorized, issued and outstanding equity interests in the Canadian Subsidiary.  The Company is the record and beneficial owner of all of the issued and outstanding equity securities of the Canadian Subsidiary as listed on Schedule 2.2.  Such equity securities are duly authorized, validly issued, fully paid, and non-assessable and were issued in compliance with all Legal Requirements and not in violation of any preemptive right or right of first refusal.  The Canadian Subsidiary is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization, as set forth on Schedule 2.2, free and clear of all Liens.  The Canadian Subsidiary has all requisite corporate and organizational power and capacity to own, lease and/or operate its properties and to carry on its business as it is now conducted.  There are no outstanding options, warrants, convertible or exchangeable securities, subscriptions or other rights that would obligate the Canadian Subsidiary to issue any of its equity securities to any third party.  There are no outstanding equity appreciation, phantom equity or profit participation rights or other obligations to make any payment with respect to any interest with respect to the Canadian Subsidiary.  There are no agreements to which the Company or the Canadian Subsidiary is a party relating to the acquisition, disposition, voting or registration of any capital stock of the Canadian Subsidiary.

2.3. Foreign Qualifications.  Schedule 2.3 sets forth a complete and accurate list of all jurisdictions in which the Company is qualified to do business as a foreign entity.  Except as set forth on Schedule 2.3, there are no other jurisdictions in which the Company is required to qualify to do business as a foreign entity, except for any jurisdiction(s) in which the failure to so qualify would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.4. Due Authorization.  The Company has all requisite power and authority and has taken and obtained all action necessary to duly authorize it to execute and deliver and to carry out the terms of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby.

2.5. No-Conflict; Required Consents and Approvals.  Except as set forth in Schedule 2.5 and except for applicable filings under the HSR Act, the Company’s execution, delivery and performance of this Agreement and the other agreements, instruments and documents of the Company contemplated hereby will not result in any violation of, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or give rise to any right of termination, cancellation or acceleration under (a) the Company Charter Documents, (b) any Material Contract, (c) any Authorization or (d) any Legal Requirement, or result in the creation of any Lien upon any of the properties of the Company.  Except as set forth on Schedule 2.5 and except for applicable filings under the HSR Act, no consent, waiver, order, approval, authorization, declaration, notification, or filing with or from any Governmental Authority or any party to a Material Contract is required on the part of the Company or the Sellers for or in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

2.6. Validity and Enforceability.  This Agreement is, and each of the other agreements, instruments and documents of the Company contemplated hereby will be when executed and delivered by the Company, the valid and binding obligations of the Company enforceable against the Company in accordance with its terms.

2.7. Capitalization.  Schedule 2.7 sets forth the authorized, issued and outstanding capital stock in the Company.  The Sellers are the sole owner, of record and beneficially, of one hundred percent (100%) of the outstanding capital stock of the Company, and all such shares of capital stock are duly authorized, validly issued, fully paid and non-assessable.  There are no outstanding options, warrants, convertible or exchangeable securities, subscriptions or other rights that would obligate the Company to issue equity interests of any type, class or series.  The offer, issuance and sale of all outstanding capital stock complied with all Legal Requirements and applicable preemptive rights and right of first refusal.  Except as set forth on Schedule 2.7, there are no agreements to which the Company is a party relating to the acquisition, disposition, voting or registration of any capital stock.  There are no outstanding equity appreciation, phantom equity or profit participation rights or other obligations to make any payment with respect to any interest, with respect to the Company.

2.8. Financial Statements.  Schedule 2.8 includes true and complete copies of the (a) audited consolidated balance sheets of the Company as at October 31, 2008, October 31, 2009 and October 31, 2010, and audited consolidated income statements and statements of cash flows for the fiscal years then ended, and (b) an unaudited consolidated balance sheet of the Company as at September 30, 2011 and unaudited consolidated income statements and unaudited consolidated statement of shareholders’ equity, in each case, for the eleven-month period then ended (collectively, the “Financial Statements”).  The Financial Statements (a) have been prepared from and are consistent with the books and records of the Company, (b)  fairly present in all material respects the consolidated financial condition, results of operations and cash-flows of the Company for the periods then ended and (c) have been prepared in accordance with GAAP (except in the case of unaudited financial statements for the omission of footnotes and subject to year-end adjustments, which individually or in the aggregate would be immaterial to the September 30, 2011 financial statements).  All Closing Indebtedness and Sellers Advances, and the amount thereof as of September 30, 2011, are listed on Schedule 2.8.

2.9. No Material Adverse Change.  Except as set forth on Schedule 2.9 and except for the Transactions, since October 31, 2010, (a) the Company has conducted its business in the ordinary course of business consistent with past practice, (b) no Lien has been placed upon any of the Company’s assets, other than Permitted Liens, (c) the Company has not declared any dividend or distribution or advances to the Sellers or redeemed any of its equity securities, (d) the Company has not acquired or disposed of any assets, except in the ordinary course of business, (e) there has been no damage, destruction or casualty loss (other than as fully compensated for insurance) with respect to any of the assets or properties of the Company, (f) the Company has not made any change in the compensation paid or payable to any officer or employee that is greater than five percent (5%) of the compensation being paid or payable as of October 31, 2010, (g) the Company has not cancelled or waived any claims with a potential value in excess of $50,000, (h) there has been no Company Material Adverse Effect and the Company has no knowledge of any change, event or occurrence that could have a Company Material Adverse Effect and (i) the Company has not taken any action that, if taken after the date hereof without the consent of the Buyer, would constitute a violation of Section 5.2.

2.10. Material Contracts.  Schedule 2.10 hereto sets forth, as of this Agreement, a list of all of the following contracts and agreements to which the Company is a party or by which the Company or any of its property is bound (except for those which will be terminated at or prior to the Closing without liability to the Company):  (a) contracts or leases with respect to which the Company has a stated obligation of more than $50,000; (b) contracts relating to Closing Indebtedness, Sellers Advances, or the borrowing of money, or the guaranty of any obligation for the borrowing of money; (c) contracts which place any material limitation on the operation of the Company’s business, such as agreements with non-solicitation, non-compete, exclusivity or “most favored nation” provisions; (d) employment, consulting, engagement, change of control, sales bonus, bonus, severance, retention, indemnification and deferred compensation agreements; (e) contracts with any labor union or association relating to employees of the Company, or collective bargaining agreements; (f) contracts with any Affiliate of the Company; (g) distribution and reseller agreements; (h) research and development agreements; (i) contracts with Governmental Authorities; (j) franchise, partnership and joint venture agreements; (k) contracts with respect to mergers or acquisitions by the Company, (l) leases or licenses pursuant to which personal, intellectual or real property is leased or licensed to or from the Company; (m) guaranties, suretyships or other agreements regarding contingent liabilities or obligations of the Company; (n) any tax sharing or tax allocation agreement; (o) all agreements and contracts containing “take or pay” provisions; (p) all powers of attorney executed on behalf of the Company; and (q) all agreements containing a provision to indemnify any party or assume any tax, environmental or other liability (other than third party purchase orders entered into in the ordinary course of business).

All of the foregoing contracts and the Leases are sometimes collectively referred to herein as the “Material Contracts”.  The Company has made available to the Buyer true and complete copies of all Material Contracts.  The Company and, to the knowledge of the Company, each other party thereto has fully performed its obligations required thereunder.  The Company is not in breach, violation or default under any material provision of any Material Contract and there does not exist any event which, with the giving of notice or lapse of time, or both, would constitute a breach, violation or default under any Material Contract.  To the knowledge of the Company, no third party is in breach, violation or default under any material provision of any Material Contract.  Except as set forth on Schedule 2.5, the Transactions will not afford any other party to a Material Contract the right to terminate such Material Contract or to modify the terms thereof or to collect any fee or penalty.

2.11. Real Property.

(a) The Company does not own any real property or interests therein.  Schedule 2.11(a) describes the real property in Edmonton, Alberta (the “Canadian Affiliate Property”) that was owned by the Canadian Subsidiary as of September 1, 2011 and that either has heretofore been or will prior to the Closing be transferred to the Sellers Canadian Affiliate pursuant to a quitclaim deed or comparable Canadian transfer instrument and leased to the Canadian Subsidiary by Sellers Canadian Affiliate.  Except for Tax liabilities contemplated in Section 5.7(b) for which the Sellers are obligated to indemnify the Buyer, as of the Closing, neither the Company nor the Canadian Subsidiary will have or be subject to any obligation or liability with respect to the transfer of the Canadian Affiliate Property to Sellers Canadian Affiliate, and all Liens and liabilities related to the Canadian Affiliate Property shall be discharged in full such that the Company and the Subsidiary shall be released therefrom, and any Permitted Liens that are not capable of being so discharged shall run with the Canadian Affiliate Property and shall cease to be Liens (including Permitted Liens) affecting any Company or the Subsidiary or any of their respective assets or properties.

(b) Schedule 2.11(b) describes each interest in real property leased by the Company (the “Leased Real Property”), including the lessor of such leased property, and identifies each lease or any other arrangement under which such property is leased (each, a “Lease”).  The Company has valid leasehold interests in all Leased Real Property, in each case, free and clear of all Liens granted by the Company, except for Permitted Liens.  With respect to each Lease:  (i) the Lease is legal, valid, binding and enforceable by the Company, and to the knowledge of the Company, against the other parties thereto, (ii) such Lease is in full force and effect; (iii) the Lease will continue to be legal, valid, binding and enforceable and will be in full force and effect immediately following the Closing in accordance with the terms thereof; (iv) neither the Company nor, to the knowledge of the Company, any other party to the Lease is in breach, violation or default thereunder, and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a breach, violation or default  thereunder; (v) to the knowledge of the Company, no other party to the Lease has repudiated any provision thereof; (vi) no consent or approval of the landlord under any of the Leases is required as a result of the consummation of the Transactions and (vii) none of the Leased Real Property is occupied by any person other than the Company or the Subsidiary.  All facilities leased or subleased under any Lease are supplied with utilities and other services reasonably necessary for the activities of the Company thereat.

(c) There are no condemnation proceedings or eminent domain or expropriation proceedings of any kind pending or, to the Company’s knowledge, threatened against any of the Leased Real Property.

(d) The Company does not own, use or occupy any real property or interest therein except for the Leased Real Property.

(e) WSL is wholly and directly owned by the Sellers and the Sellers Canadian Affiliate is wholly and beneficially owned by the Sellers.  WSL owns the real property set forth on Schedule 2.11(e) (the “WSL Real Property”).  With respect to the WSL Real Property, except for the Leases with the Company:  (i) there are no leases, subleases or other agreements granting to any party or parties the right of use or occupancy of any portion of the WSL Real Property, or options, rights of first offer, or rights of first refusal to purchase any WSL Real Property, (ii) WSL is the sole titleholder of record and has good and marketable indefeasible fee simple title to such WSL Real Property and to all buildings, structures and other improvements thereon, together with all privileges, rights, easements, hereditaments and appurtenances thereunto belonging, free and clear of all Liens, other than Permitted Liens, (iii) WSL has full power and authority without limitation or qualification to lease the WSL Real Property to the Company pursuant to and in accordance with the Leases, the Existing Houston Facility Lease and the New Houston Facility Lease, as the case may be, and (iv) none of the buildings on the WSL Real Property is in need of maintenance or repairs, normal wear and tear and maintenance excepted.  There have been no changes to the improvements to any of the WSL Real Property as shown on the survey for such property that has been provided by the Company to the Buyer, which would make such survey currently inaccurate.  WSL has, or will have when installed, good title to all personal property and equipment owned by WSL to be installed and located at the New Houston Facility, including the overhead cranes and generator, free and clear of all Liens.

(f) Sellers Canadian Affiliate will as of the Closing own the Canadian Affiliate Property.  With respect to the Canadian Affiliate Property, (i) except for the Lease between the Canadian Subsidiary and the Sellers Canadian Affiliate there are no leases, subleases or other agreements granting to any party or parties the right of use or occupancy of any portion of the Canadian Affiliate Property, or options, rights of first offer, or rights of first refusal to purchase any Canadian Affiliate Property; (ii) the Sellers Canadian Affiliate is the sole titleholder of record and has good and marketable indefeasible fee simple title to such Canadian Affiliate Property and to all buildings, structures and other improvements thereon, together with all privileges, rights, easements, hereditaments and appurtenances thereunto belonging, free and clear of all Liens, other than Permitted Liens,

(iii) Sellers Canadian Affiliate has full power and authority without limitation or qualification to lease the Canadian Affiliate Property to the Canadian Subsidiary pursuant to and in accordance with the lease to be entered into between the Canadian Subsidiary and the Sellers Canadian Affiliate at or prior to the Closing, (iv) none of the buildings on the Canadian Affiliate Property is in need of maintenance or repairs, normal wear and tear and maintenance excepted, (v) all buildings and other improvements comprising any part of the Canadian Affiliate Property, including all facilities and systems thereof, were constructed and equipped, and are currently, in compliance with all Legal Requirements, including without limitation all zoning, construction and development approvals, building permits and occupancy permits, and (vi) the existing use of the Canadian Affiliate Property are now, and the intended use thereof as contemplated by the Lease between the Canadian Subsidiary and the Sellers Canadian Affiliate will be, in compliance with all applicable Legal Requirements.  There have been no changes to the improvements to any of the Canadian Affiliate Property as shown on the survey for such property that has been provided by the Company to the Buyer, which would make such survey currently inaccurate.

2.12. Personal Property.  The Company has good title to or a valid leasehold, license or other similar interest in or right to use all personal property used by the Company or reflected in the Financial Statements (other than inventory sold and supplies used in the ordinary course of business), free and clear of all Liens, except for Permitted Liens.  Except for the real property owned by WSL and the Sellers Canadian Affiliate and leased to the Company and the Canadian Subsidiary, respectively, no personal property, real property or other assets owned by the Sellers, directly or indirectly, are used by the Company or reflected in the Financial Statements. The Company will have good title to or a valid leasehold, license or other similar interest in or right to use all personal property and equipment to be installed and located at the New Houston Facility, including all racks, cranes and saws, but specifically excluding title to the overhead cranes and the generator installed in the New Houston Facility.  To the knowledge of the Company, the tangible personal property of the Company, taken as a whole, is in adequate condition to conduct the business of the Company as the same is conducted on the date of this Agreement, normal wear and tear and maintenance excepted, and have been maintained in accordance with reasonable commercial practices and any applicable manufacturer warranties.  As used herein, “Permitted Liens” means (a) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other like Liens arising in the ordinary course of business securing amounts that are not delinquent, (b) the Liens listed on Schedule 2.12, or (c) as of the date of this Agreement, Liens securing any Closing Indebtedness.

2.13. Intellectual Property.
(a) As used herein “Intellectual Property” means all intellectual property rights of every kind, whether registered or unregistered, including any and all of the following throughout the world: (i)  patents and patent applications, and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) trademarks, service marks, logos, trade names, trade dress, domain names, and other indicia of origin, including the goodwill symbolized thereby or associated therewith, all common law rights thereto, and registrations and applications for registration thereof; (iii) copyrights in works of authorship of any type, and registrations and applications for registration thereof; (iv) trade secrets; and (v) Technology.  As used herein, “Company Intellectual Property” means Intellectual Property owned or used by the Company or reasonably necessary for the conduct of its business as currently conducted.  As used herein, “Technology” means all confidential and proprietary information, know-how, techniques, inventions (whether or not patented or patentable), algorithms, routines, Software, files, databases, data collections, formulas, and all instantiations of the foregoing in any form and embodied in any media.  “Company Technology” means all Technology that has been developed by or for or on behalf of the Company.  “Software” means computer software, programs, and databases in any form, including web site content, links, source code, object code, operating systems and specifications, databases, database management code, utilities, graphical user interfaces, images, icons, forms, methods of processing, software engines, platforms, and data forms, and all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments, and annotations thereto.

(b) Schedule 2.13(b) hereto contains a list of all Company Intellectual Property included in clauses (i), (ii) and (iii) of the definition of Intellectual Property that the Company owns and has registered with a Governmental Authority, or with respect to which the Company has filed an application for such a registration (other than registrations and applications that have been cancelled or abandoned).  The Company (i) has made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Company Intellectual Property and (ii) is the exclusive owner of such Company Intellectual Property, free and clear of all Liens.

(c) Schedule 2.13(c) contains a list of (i) all licenses granted by the Company to any third party with respect to any Company Intellectual Property, and (ii) all material licenses granted by any third party to the Company with respect to any licensed Company Intellectual Property (collectively, the “IP Licenses”).  The Company has made available to the Buyer true and correct copies of all IP Licenses.  The Company and, to the knowledge of the Company, each other party thereto, has performed all obligations required under the IP Licenses.  The Company is not in violation, breach or default under any provision of any IP License and there does not exist any event which, with the giving of notice or lapse of time, or both, would constitute such a violation, breach or default.  To the knowledge of the Company, no third party is in breach, violation or default under any material provision of any IP License.  Except as set forth on Schedule 2.5, the Transactions will not afford any other party the right to terminate any IP License.

(d) Schedule 2.13(d) contains a list of all Company Technology.  The Company has all right, title and interest in and to the Company Technology, free and clear of any Lien, license, or other restriction or limitation regarding use and has the sole and exclusive right to use all (and none of the Company’s employees, the Sellers or any of their Affiliates have or claim to have any individual ownership interest or individual right to use any) of the Company Technology.  All Company Technology was developed by (i) employees of the Company within the scope of their employment; or (ii) independent contractors who have entered into written agreements with the Company that assigned all right, title and interest in and to any Company Technology developed to the Company; and all such employees and independent contractors have waived all of their moral rights in and to the Company Technology and all other Company Intellectual Property.  No employee or independent contractor of the Company has entered into any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that restricts or limits in any way the scope of the Company Technology or requires the employee or independent contractor to transfer, assign or disclose information concerning the Company Technology to anyone other than the Company.  No third party has any marketing rights with respect to or ownership interest in the Company Technology or has or has had access to the source code of the Company Technology.  The Company exclusively owns and possesses the documentation and source code with respect to the Company Technology.  The Company Technology has not manifested any material operating problem which appears to be incapable of remediation in the ordinary course of business of the Company as currently conducted.  The Company Technology does not contain any Disabling Device including, but not limited to, any limitations that are triggered by:  (a) Software being used or copied a certain number of times, or after the lapse of a certain period of time; (b) Software being installed on or moved to a central processing unit or system that has a serial number, model number or other identification different from the central processing unit or system on which the Software was originally installed; or (c) the occurrence or lapse of any similar triggering factor or event.  “Disabling Device” means any virus, worm, trap door, back door, timer, clock, counter, Trojan horse or other limiting routine, instruction or design that would erase data or programming or otherwise cause systems to become inoperable or incapable of being used in the full manner for which it was designed and created.

(e) Except as set forth on Schedule 2.13(e), the Company has all right, title and interest in and to the Company Intellectual Property, free and clear of any Lien, license, or other restriction or limitation regarding use and has the sole and exclusive right to use all (and none of the Company’s employees, the Sellers or any of their Affiliates have or claim to have any individual ownership interest or individual right to use any) of the Company Intellectual Property.  The Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any other Person’s intellectual property rights, and (ii) the Company has not received any written notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any other Person’s intellectual property rights).  No holding, decision, or judgment has been rendered in any action or proceeding before any court, administrative or other governmental authority, challenging the validity or enforceability of any Company Intellectual Property, or the Company’s right to register, own or use Company Intellectual Property, and no such action or proceeding is pending or, to the Company’s knowledge, threatened.  To the knowledge of the Company, no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company.  There are no pending or, to the knowledge of the Company, threatened claims against the Company or any employee or independent contractor thereof alleging that any of the Intellectual Property infringes on or conflicts with the rights of any other Person.  Each employee of the Company who (i) is an engineer, (ii) is otherwise involved in the development or use of, or has access to, proprietary information or Intellectual Property or (iii) is an officer, manager or other senior level employee, has executed a confidentiality or invention assignment agreement in the form included in Schedule 2.13(e).

(f) The Company Intellectual Property is all the Intellectual Property used in or necessary to conduct the Company’s business as currently conducted.

(g) The Company has taken appropriate measures to prevent the unauthorized disclosure or use of Company Intellectual Property and its confidential information and to protect the secrecy, confidentiality and value of the Company Intellectual Property.

(h) The Company has been using appropriate statutory notice of registration or other proper marking practices in connection with its use of Company Intellectual Property, to the extent required by applicable law.

(i) The consummation of the Transactions will not impair any right to use any Intellectual Property.

(j) The Company is in compliance, and as of the last three (3) years has been in compliance, in all material respects with all applicable laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company.

2.14. Warranty Claims.  Since November 1, 2008 (the “Reference Date”), except as set forth on Schedule 2.14, there have been no amounts paid by the Company in excess of the amount reserved for and reflected in the sales adjustment account set forth in the Financial Statements in respect of any material defects (or alleged defects) in the Company’s products, or any failure (or alleged failure) of the products or services of the Company to meet in any material respect applicable specifications, warranties or contractual commitments.  All products sold or distributed and all services rendered by the Company prior to the Closing have been free from defects and in compliance with all applicable specifications, warranties and contractual commitments, subject to the balance as of the Closing reserved for product warranty and product liability expenses, if any, reflected in the Financial Statements.

2.15. Customers and Vendors.  Schedule 2.15 hereto sets forth a list of (a) the top twenty (20) largest customers of the Company (on a consolidated basis) measured by dollar value of gross sales to such customer for the 12 months ended September 30, 2011, and (b) the top twenty (20) vendors based on the aggregate dollar amount of purchases of vendor product by the Company (on a consolidated basis) during such period.  No such customer or vendor has informed the Company that it intends to terminate or materially modify its business relationship with the Company.

2.16. Compliance with Legal Requirements.  The Company has complied and complies with all Legal Requirements.  Except as set forth on Schedule 2.16, since the Reference Date, the Company has not received any written notice from any Governmental Authority alleging any violation of any Legal Requirement.  As used herein, “Legal Requirements” means, with respect to any Person, all foreign, federal, state, provincial and local statutes, laws, ordinances, judgments, decrees, orders, trade restrictions, customs, duties and all governmental rules and regulations applicable to such Person.  To the knowledge of the Company, the Company does not have a customer or supplier relationship with or is a party to any contract with any person or entity that is (i) on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of specially designated nationals and blocked persons (“SDN List”), (ii) owned or controlled or acting on behalf of a Person on the SDN List, (iii) otherwise the target of economic sanctions administered by OFAC, or (iv) owned or controlled by, or acting on behalf of, a Person that is otherwise the target of economic sanctions administered by OFAC, in each case to the extent prohibited by any Legal Requirement.  The Company is in compliance with (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder, and (ii) all export and import control, trade and customs laws, regulations, rules and procedures.  The Company does not have a customer or supplier relationship with or is a party to any contract with any Person that is (i) on any list of designated persons or entities pursuant to any regulations passed by the Government of Canada under the United Nations Act R.S.C. 1985, c. U-2 or the Special Economic Measures Act S.C. 1992, c.17, (ii) owned or controlled or acting on behalf of any Person on such a list, or (iii) otherwise the target of any economic sanctions or other restrictions administered by the Government of Canada, in each case to the extent prohibited by any Legal Requirement. The Company is in compliance with (i) the Corruption of Foreign Public Officials Act S.C. 1998, c.34, as amended, and any rules and regulations thereunder, and (ii) all other applicable Canadian export and import control, trade and customs laws, regulations, rules and procedures.

2.17. Licenses and Permits.  Schedule 2.17 hereto sets forth a list of all licenses, permits and authorizations of Governmental Authorities held by the Company that are required in connection with the business of the Company as it is currently conducted (collectively, the “Authorizations”).  The Authorizations are in full force and effect.  The Company has complied and complies in all respects with the Authorizations.  To the knowledge of the Company, no Governmental Authority has threatened the suspension or cancellation of any Authorization.  All licenses, permits and authorizations of Governmental Authorities that are required in connection with the construction and operation of the New Houston Facility (collectively, the “New Houston Facility Authorizations”) have been, or will be, timely obtained and are, or will be at all times after issuance, in full force and effect.  WSL has complied and complies in all respects with the New Houston Facility Authorizations.  To the knowledge of the Company, no Governmental Authority has threatened the suspension or cancellation of any New Houston Facility Authorization.

2.18. Taxes.  The representations and warranties set forth in this Section 2.18 are subject in all respects to the qualifications and disclosures set forth on Schedule 2.18.

(a) The Company has timely filed all Tax Returns that it was required to file and has made available to the Buyer true and correct copies of such Tax Returns for all open taxable years.  All Tax Returns filed by the Company are true and correct.  The Company has paid all Taxes due and payable, including all Taxes shown on those Tax Returns as being due and payable, other than those being contested in good faith for which a reserve, determined in accordance with GAAP, has been established on the Company’s Financial Statements.

(b) The Company does not have any currently effective waivers that would have the effect of extending any applicable statute of limitations or normal reassessment period in respect of any of its Tax liabilities, or the periods within which any Governmental Authority may assess, reassess or collect any Taxes.

No requests for any such waivers or extensions are currently pending.  There are no unpaid assessments against the Company of any Taxes for any fiscal period and are no any pending or threatened Tax examinations, audits, assessments or reassessments of the Company by any Governmental Authority.  No closing agreement is currently in force pursuant to Section 7121 of the Code (or any similar provision of law) with respect to the Company, and the Company has not obtained any ruling from any Governmental Authority with respect to any Tax which will have any effect after the Closing.

(c) No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company.  All Taxes that the Company is required by law to withhold or to collect for payment have been duly withheld and collected and, to the extent required, paid to the proper Governmental Authority.  There are no Liens regarding Taxes pending or, to the knowledge of the Company, threatened against the Company.  There are no outstanding tax-sharing agreements between the Company and any other Person.  The Company is not liable for the Taxes of any other Person, other than withholding Taxes arising in the ordinary course of business.  No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file a Tax Return that the Company or is or may be subject to Tax in that jurisdiction.

(d) The Company timely and properly elected to be an S corporation (within the meaning of Section 1361(a)(1) of the Code) on Form 2553 filed on and duly effective on November 1, 1990 (the “Election Date”) with the IRS, and at all times since that date has continuously remained an S corporation.  In addition, the Company has timely and properly elected to be an S corporation in every taxing jurisdiction that recognizes S corporations and where the Company is subject to Tax, and at all times since then has continuously remained an S corporation in such jurisdictions.  The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code since the Election Date and the Company will be an S corporation up to and including the Closing Date.  The Company has not been taxable as anything other than an S corporation in each taxing jurisdiction that recognizes S corporations since the Election Date.  Neither the Company, any Seller, nor any former stockholder of the Company has taken any action or made any filing that would terminate the Company’s status as an S corporation for federal, state or local income Tax purposes.  None of the IRS nor any other taxing authority has ever challenged, disputed, or otherwise contested the Company’s status as an S corporation for federal, state, or local income Tax purposes. Since the Election Date, no shares of capital stock of the Company have been held by any person or entity that was ineligible to be an S Corporation shareholder.   For U.S. federal income tax purposes, the Canadian Subsidiary is and has been since its incorporation, an entity that is disregarded as an entity separate from the Company.

(e) The Company does not own any assets, the disposition of which would give rise to any Tax under Section 1374 of the Code (or under comparable provisions of state or local Tax law).

(f) Neither the Company, nor the Canadian Subsidiary, have filed or been party to any election pursuant to section 85 of the Income Tax Act (Canada), or the corresponding provisions of any provincial or territorial taxing statute.

(g) The Canadian Subsidiary has not deducted any amount in computing its income in a taxation year which may be included in a subsequent taxation year under section 78 of the Income Tax Act (Canada) or the similar provisions of any provincial or territorial taxing statute.

(h) No circumstances exist which would make the Canadian Subsidiary subject to the application of section 17 or any of sections 79 to 80.04 of the Income Tax Act (Canada) or the similar provisions of any provincial or territorial taxing statute.

(i) The Canadian Subsidiary has not claimed and will not claim any reserve under any one or more of subparagraph 40(1)(a)(iii), or paragraphs 20(1)(m) or 20(1)(n) of the Income Tax Act (Canada) or any equivalent provincial or territorial provision, if any such amount could be included in the Canadian Subsidiary’s income for any period ending after the Closing Date.

(j) The Canadian Subsidiary has not acquired property from a non-arm’s length person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired, in circumstances which would subject the Canadian Subsidiary to a liability under section 160 of the Income Tax Act (Canada).

(k) Notices of Determination of Loss, under the Income Tax Act (Canada) (and any relevant provincial or territorial taxing statute), have neither been requested by nor issued to the Canadian Subsidiary for any fiscal periods.

(l) The Canadian Subsidiary has prepared on a timely basis and maintained transfer pricing documentation as required by subsection 247(4) of the Income Tax Act (Canada).

(m) As used herein:  (i) “Tax” or “Taxes” means any and all federal, state, provincial, territorial, local, foreign and other taxes, duties and similar governmental charges in the nature of taxes (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether disputed or not, including, without limitation (A) taxes imposed on, or measured by, income, profits or gross receipts; (B) ad valorem, value added, capital gains, alternative minimum, sales, goods and services, use, real or personal property, franchise, capital stock, license, branch, payroll, withholding, estimated withholding, employment, employer health, social security (or similar), unemployment, compensation, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, unclaimed property, employment insurance premiums, Canada Pension Plan contributions, Canada and other government pension plan premiums or contributions and other government charges and customs duties; and (C) other obligations of the same or of a similar nature to the foregoing which the Company is required to pay, withhold or collect; and (ii) “Tax Returns” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to Taxes and any schedules attached to or amendments of any of the foregoing.

2.19. Litigation.  Except as disclosed on Schedule 2.19, there is no action, arbitration, claim, litigation, investigation or proceeding (each a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company.  Except as disclosed on Schedule 2.19, the Company has no current plans to initiate any action, arbitration, litigation or proceeding against another Person and no such action, arbitration, litigation or proceeding is pending.

2.20. Employees and Compensation.  (a) The Company has provided to the Buyer correct and complete information on all compensation paid to each employee or director of the Company for the most recent fiscal year and the period in the current fiscal year ending on September 30, 2011.  Schedule 2.20 sets forth (i) a true and correct list of the name and current annual salary and bonus opportunity of each officer or employee of the Company whose annual base salary exceeds $75,000 and (ii) the total cash and equity compensation paid to each such officer or employee for the most recent fiscal year.  Except as set forth on Schedule 2.20, the Company is not a party to or bound by any collective bargaining agreement or any other written agreement whether with a labor union, trade union, employee representative(s), staff associates, work council or any other employee body representing workers, and has not experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes in the past three years.  To the knowledge of the Company, there is no organizational effort currently being made or threatened by or on behalf of any labor union, trade union, employee representative(s), staff association, work council or any other employee body representing workers with respect to employees of the Company.  To the knowledge of the Company, there is no labor strike, slowdown or stoppage pending or threatened against the Company.

2.21. Benefit Plans.
(a) For purposes of this Agreement, the term “Benefit Plans” means (a) any employee welfare benefit and employee pension benefit plan as defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder (collectively, “ERISA”), including plans that provide retirement income or result in a deferral of income by employees for periods extending to termination of employment or beyond, and plans that provide medical, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death, or unemployment, and (b) all other employee benefit agreements or arrangements, whether or not subject to ERISA, including deferred compensation plans, incentive plans, bonus plans or arrangements, stock option plans, stock purchase plans, stock award plans, golden parachute agreements, severance pay plans, dependant care plans, cafeteria plans, employee assistance programs, scholarship programs, employment contracts, vacation policies, and other similar plans, agreements, and arrangements that are currently in effect or have been maintained, or have been approved before the date hereof but are not yet effective, for the benefit of current or former directors, officers, employees (or their beneficiaries) of the Company or to which the Company is a sponsor, a contributor or a party or by which it is bound.  All Benefit Plans are listed in Schedule 2.21.

(b) With respect to each Benefit Plan, the Company has made available to the Buyer true and complete copies of:  (i) any and all material plan texts and agreements; (ii) any and all outstanding summary plan descriptions and material modifications thereto; (iii) the most recent annual report, if applicable; and (iv) the most recent annual and periodic accounting of plan assets, if applicable.

(c) With respect to each Benefit Plan:  (i) such plan has been administered in accordance with its terms and all Legal Requirements in all material respects; (ii) no breach of fiduciary duty has occurred with respect to which the Company or any Benefit Plan would be liable; (iii) no material disputes nor any audits by any Governmental Authority are pending or, to the knowledge of the Company, threatened; (iv) no “prohibited transaction” (within the meaning of either Section 4975I of the Code or Section 406 of ERISA) has occurred with respect to which the Company or any Benefit Plan would be liable; and (v) no Benefit Plan is subject to Title IV of ERISA or subject to Section 412 of the Code.  The Company has no liability or obligation related to a withdrawal from any Benefit Plan.

(d) The consummation of the Transactions will not (i) accelerate the time of payment or vesting under any Benefit Plan or (ii) increase the amount of compensation or benefits due to any individual under any Benefit Plan.

(e) Each Benefit Plan that is intended to qualify under Section 401(a) of the Code has an opinion letter or determination letter from the IRS as to its qualified status under Section 401(a) of the Code on which it can rely.  No facts have occurred that if known by the IRS would reasonably cause disqualification of any of those plans.

(f) All premiums required to be paid, all benefits, expenses and other amounts due and payable, and all contributions, transfers or payments required to be made to or under the Benefit Plans have been paid or accrued for all services.

(g) The Company has not maintained or contributed, or been required to contribute, to any Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B).

(h) There is no contract or arrangement to which the Company is a party that will, individually or collectively, result in the payment of any amount that would not be deductible by reason of Section 280G (as determined without regard to Section 280G(b)(4)), 162 or 404 of the Code.  The Company is not a party to any contract or arrangement or has granted any compensation, equity or award that constitutes deferred compensation that would result in an additional Tax imposed by Section 409A(a)(1)(B)(i) of the Code.

(i) There are no Proceedings pending or instituted against any Benefit Plan, other than routine claims for benefits and, to the knowledge of the Company, no such Proceeding is threatened.

(j) For the purposes of this Agreement, the term “Canadian Benefit Plan” means a Benefit Plan as defined in Section 2.21(a) for the benefit of employees or former employees of the Company or any Subsidiary who are employed or resident in Canada, including all plans that are registered or are subject to registration under the Income Tax Act (Canada) or applicable pension standards legislation.  The foregoing paragraphs of this Section 2.21 shall be read with respect to Canadian Benefit Plans with references to the Code replaced by the Income Tax Act (Canada), references to ERISA replaced by references to applicable pension standards legislation, references to the IRS replaced by references to the Canada Revenue Agency, and references to sections of the Code or ERISA replaced by references to equivalent sections in the Income Tax Act (Canada) or applicable pension standards legislation.

(k) No Canadian Benefit Plan is a “registered pension plan” as defined under section 248(1) of the Income Tax Act (Canada).

(l) No Canadian Benefit Plan provides benefits in respect of individuals who are not employees or former employees of the Company or the Canadian Subsidiary.

2.22. Environmental Laws. Except as set forth on Schedule 2.22:
(a) To the Company’s knowledge, (i) the Canadian Affiliate Property and the Leased Real Property have complied and comply with all applicable Environmental Laws, and (ii) there are no Hazardous Substances present at the Canadian Affiliate Property or the Leased Real Property at levels or concentrations that exceed standards or guidelines published by the relevant Governmental Authority.  The Company and its operations have complied and comply with all applicable Environmental Laws.  The use, handling, manufacture, treatment, processing, storage, generation, release, discharge, transport and disposal of Hazardous Substances by or at the direction of the Company have complied and comply with all applicable Environmental Laws.  The Company has obtained all permits, licenses and authorizations required under applicable Environmental Laws, and the operations of the Company comply with the terms and conditions of such required permits, licenses and authorizations.  There are no pending or, to the knowledge of the Company, threatened Environmental Claims against the Company.

(b) The Company has not received any notice alleging any non-compliance, potential responsibility with respect to any Environmental Laws, which remains unresolved, or any liability pursuant to Environmental Laws, and, to the Company’s knowledge, no such notice is threatened.  No Hazardous Substance has been transported, released, stored, deposited, treated or disposed of by the Company at, to or from any facility formerly owned, leased or operated by the Company, except as would not result in an Environmental Liability of the Company.  The Company has no Environmental Liabilities.  The Company has not entered into, agreed to, or become subject to any Legal Requirement under any Environmental Laws.  The Company has delivered to the Buyer true and complete copies of all environmental and safety investigation reports with respect to the Leased Real Property that are in the possession of the Company or the Sellers.

(c) As used herein:  (i) “Environment” shall mean soil, surface waters, groundwaters, land, surface or subsurface strata and ambient air; (ii) “Environmental Claim” shall mean any litigation, proceeding, order, directive, summons, complaint, citation, claim, demand or notice of violation or potential responsibility relating to Environmental Laws, Hazardous Substances or Environmental Liabilities; (iii) “Environmental Laws” shall mean all foreign, federal, provincial, territorial, state and local statutes, regulations, rules, ordinances decrees, orders, judgments or the common law relating to the protection of the environment, the protection of human health, pollution, Hazardous Substances or the discharge of materials into the Environment, including, without limitation, with respect to property or Persons located in the United States, the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. §9601 et seq. (“CERCLA”), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq. (“RCRA”), the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. §1251 et seq. the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., and any similar state, provincial, territorial or local statutes; (iv) “Hazardous Substances” means any pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the Release, use, handling, treatment, storage, or disposal of which is regulated or may result in Environmental Liability pursuant to any applicable Environmental Law; (v) “Environmental Liabilities” means all liabilities, obligations, responsibilities, claims, suits, losses, costs (including Remediation costs and expenses), other causes of action, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorneys’ fees and other legal fees (a) pursuant to any agreement, order, notice, or responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment, or similar documents (including settlements), arising out of or in connection with any Environmental Laws, (b) pursuant to any claim by a Governmental Authority or other Person for personal injury, property damage, damage to natural resources, Remediation, or payment or reimbursement of response costs incurred or expended by the Governmental Authority or Person or (c) otherwise relating to or arising under any Environmental Laws; (vi) “Release” means any spilling, leaking, emitting, discharge, depositing, escaping, leaching, dumping, or other release into the environment; and (vii) “Remediate” or “Remediation” means the removal, abatement, response, investigative, cleanup, and/or monitoring activities undertaken to address any pollution, or Release of Hazardous Materials, including without limitation excavation, transportation, and disposal of Hazardous Materials, any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation, or bioremediation, and the installation and operation of remediation systems.

2.23. Insurance.  Schedule 2.23 contains a true and complete list of each insurance policy contract (including policies providing directors and officer indemnification, property, fire, burglary, casualty, liability, and workers’ compensation coverage and bond and surety arrangements, as applicable) held by the Company or under which the Company or any employees or assets thereof are covered (the “Insurance Policies”) and sets forth (other than with respect to any health insurance policy) a claims history since the date which is three years prior to the date hereof in respect of each such Insurance Policy.  The Company has not been, (i) in violation, breach or default (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any Insurance Policy.  The Company has not been denied insurance coverage.  The Company has not received any notice that such policy may be cancelled or terminated or will not be renewed on substantially the same terms as are now in effect. None of such Insurance Policies will lapse or terminate as a result of the Transactions.  Schedule 2.23 contains a description of each pending claim under any of the Insurance Policies and whether coverage with respect thereto is in dispute.

2.24. Affiliate Transactions.  Except for employment relationships and the payment of compensation and benefits in the ordinary course of business and except as otherwise disclosed on Schedule 2.24, the Company is not a party to any material agreement or contract with any shareholder, officer, director or Affiliate of the Company.

2.25. Brokers.  Except for Growth Capital Partners, L.P., the Company has not dealt with any broker, finder or similar agent with respect to the Transactions, and neither the Sellers nor the Company are under any obligation to pay any broker’s fee, finder’s fee or commission in connection with the consummation of the Transactions.  All unpaid fees and expenses of Growth Capital Partners, L.P. as of or as a result of the Closing will be included in Sellers’ Expenses.

2.26. Undisclosed Liabilities.  Except as set forth in Schedule 2.26, there is no liability, debt or obligation of or claim against the Company, except for liabilities and obligations, whether known or unknown, accrued, liquidated, matured or unmatured, contingent or otherwise, (a) reflected or reserved for and in such amounts set forth in the Financial Statements or disclosed in the notes thereto, (b) that have arisen since October 31, 2010 in the ordinary course of the operation of business of the Company, or (c) disclosed in the disclosure schedules delivered with this Agreement.

2.27. Bank Accounts; Officers and Directors.  Schedule 2.27 lists (a) the account numbers and names of each bank, broker, or other depository institution at which the Company maintains a depository account and each Person authorized as a signatory with respect thereto and (b) each officer and director of the Company.

2.28. Product Recalls and Liability.  Except as disclosed on Schedule 2.28, within the past three years there have been no claims asserted or, to the knowledge of the Company, threatened, with respect to any product recall related to any product manufactured, sold or distributed by the Company.  The Company is not and will not be responsible for any liabilities arising from or alleged to arise from any actual or alleged injury to persons or property with respect to products or services sold or distributed prior to the Closing Date not fully covered by insurance (other than any deductibles relating thereto).

2.29. Accounts; Inventory.
         (a) All notes and accounts receivable reflected on the most recent Financial Statements, and all accounts receivable of the Company generated since July 31, 2011 (the “Receivables”), constitute bona fide receivables resulting from the sale of inventory, services or other obligations in favor of the Company as to which full performance has been fully rendered, and are valid and enforceable claims.  The Receivables are not subject to any pending or threatened defense, counterclaim, right of offset, allowances or credits, except to the extent reserved against the accounts receivable and except with respect to returns of products that occur in the ordinary course of business.  The reserves against the Receivables for returns, allowances, chargebacks and bad debts are commercially reasonable and have been determined in accordance with GAAP, consistently applied in accordance with past practices.

(b) The accounts payable of the Company reflected on the most recent Financial Statements arose from bona fide transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, or are being contested by the Company in good faith.

(c) The inventory of the Company is accounted for applying the LIFO methodology in accordance with GAAP consistently applied.  Schedule 2.29(c) lists the inventory of the Company that as of September 30, 2011 had then been owned by the Company for longer than one year and remains unsold.  The inventory disposed of subsequent to October 31, 2010 has been disposed of only in the ordinary course of business.

2.30. Internal Accounting Controls.
(a) The Company maintains, and has maintained, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to provide assurance regarding the reliability of financial reporting and to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data.  There has not been any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Since January 1, 2008, none of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company, has received or otherwise had or obtained knowledge of any written or material unwritten complaint, allegation or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any complaint, allegation or claim of any type that the Company has engaged in improper or illegal accounting or auditing.

2.31. Size. The Company and the Canadian Subsidiary do not have, in the aggregate, assets in Canada that exceed C$73 million or annual gross revenues from sales in or from Canada that exceed C$73 million, in either case, as determined in accordance with the Competition Act (Canada) and the regulations thereunder.

2.32. Disclosure.  The representations and warranties contained in this Article II do not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article II not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLERS

Each Seller represents and warrants as of the date of this Agreement and as of the Closing, severally and not jointly, that each of the statements contained in this Article III is true and correct.  Except for the representations and warranties expressly set forth in this Article III, the Sellers make no other representation or warranty (either express or implied) concerning the Sellers.

3.1. Title.  The Sellers are the sole owner of record and beneficially, of the Purchased Stock, which constitutes one hundred percent (100%) of the capital stock of the Company, free and clear of any and all Liens other than restrictions on transfers under applicable securities laws.

3.2. Authority.  The Seller has the power and authority to enter into this Agreement and the Seller’s execution and delivery of this Agreement has been duly authorized by all necessary action.

3.3. No Conflict.  The Seller’s execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any Legal Requirement or any contract binding upon the Seller, or result in the creation of any Lien on the Purchased Stock.  Except as set forth on Schedule 2.5 and except for applicable filings under the HSR Act, no consent, order, approval, authorization, declaration or filing with or from any Governmental Authority is required on the part of the Seller for or in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

3.4. Enforceability.  This Agreement constitutes, and each other agreement, instrument and document of the Seller contemplated hereby will be when executed and delivered by the Seller, the valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

3.5. Organization of the Seller.  The Seller is an individual, and has all requisite power and authority to enter into this Agreement and to consummate the Transactions, to own, lease and operate its properties and to conduct its business as presently conducted.  The Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by the Seller or the nature of the business conducted by the Seller makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Material Adverse Effect.

3.6. Disclosure.  The representations and warranties contained in this Article III do not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER

The Buyer represents and warrants to the Company and the Sellers that each of the statements contained in this Article IV is true and correct.  Except for the representations and warranties expressly set forth in this Article IV, the Buyer makes no other representation or warranty (either express or implied).

4.1. Organization, Power and Standing.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Maryland, with all requisite power and authority to own its properties and to carry on its business as such business is now conducted.

4.2. Power and Authority; No-Conflict.  The Buyer has full power and authority and has taken all action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and all other agreements, instruments and documents of the Buyer required hereby and none of such actions will result in any violation of, be in conflict with or constitute a default under any charter, by-law, organizational document, Legal Requirement, contract, agreement or instrument to which the Buyer is a party or by which the Buyer or any of its assets is bound.

4.3. Consents and Approvals.  Except as set forth on Schedule 4.3 and except for applicable filings under the HSR Act, assuming the accuracy of the representations and warranties of the Company and the Sellers herein, no consent, order, approval, authorization, declaration or filing from or with any Governmental Authority or third party is required on the part of the Buyer for the execution, delivery and performance of this Agreement or any other agreement, instrument or document contemplated hereby by the Buyer or for the consummation of the Transactions.

4.4. Validity and Enforceability.  This Agreement constitutes, and each other agreement, instrument and document of the Buyer contemplated hereby will be when executed and delivered by the Buyer, the valid and legally binding obligation of the Buyer, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws related to the availability of specific performance, injunctive relief or other equitable remedies.

4.5. Brokers.  The Buyer has not dealt with any broker, finder or similar agent with respect to the Transactions, and the Buyer is not under any obligation to pay any broker’s fee, finder’s fee, commission or similar amount in connection with the consummation of the Transactions, which would become an obligation or liability of the Sellers.

4.6. Financial Ability.  The Buyer understands that the Buyer’s obligations hereunder are not in any way contingent or otherwise subject to (a) the consummation of any financing arrangements or obtaining any financing or (b) the availability of any financing to the Buyer or any of its Affiliates.

4.7. No Other Representations or Warranties of the Sellers or the Company.  The Buyer agrees that none of the Company, the Sellers or any of their respective Affiliates have made and shall not be deemed to have made, nor has the Buyer or any of its Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Company, the Canadian Subsidiary, their businesses or the Transactions, other than those representations, warranties, covenants and agreements set forth in this Agreement.

ARTICLE V
COVENANTS

5.1. Access to Information; Confidentiality.

(a) From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company shall permit, and the Sellers shall cause the Company to permit, the Buyer and its representatives access, upon reasonable notice and during normal business hours, to (a) the properties, books and records of the Company and its Subsidiary and (b) employees, advisors, consultants and other personnel of the Company and its Subsidiary.  Any such access shall at all times be managed by and conducted through those representatives of the Company identified by the Company, and shall be subject to such additional limitations as the Company may reasonably require to prevent, the disruption of the business of the Company or the Subsidiary, or the disclosure of any confidential or legally privileged information.

(b) No investigations made by or on behalf of the Buyer at any time shall waive, diminish the scope of or otherwise affect any representation or warranty made by the Sellers in this Agreement or in any document delivered by the Sellers pursuant to this Agreement.

(c) The confidentiality agreement between the Company and the Buyer dated February 9, 2011 shall remain in full force and effect and the Buyer and its Affiliates and representatives shall continue to comply with the provisions of such agreement until the Closing.  All information made available to the Buyer and its Affiliates and representatives shall be subject to such confidentiality agreement in accordance with its terms.

5.2. Conduct of Business.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, except as set forth on Schedule 5.2, required by any Legal Requirement or as consented to in writing by the Buyer (which consent will not be unreasonably withheld, delayed or conditioned), the Company shall and shall cause the Subsidiary to comply with the following covenants:

(a) Required Actions.  The Company shall and shall cause the Subsidiary to:  (i) maintain its legal existence; and (ii) conduct its business only in the ordinary course, consistent with past practices.  The Company shall and shall cause the Subsidiary to use commercially reasonable efforts to preserve intact their business organization and to preserve their present relationships with customers, suppliers and other Persons with which they have significant business relations and use commercially reasonable efforts to keep available the services of their current officers, employees and consultants.

(b) Prohibited Actions.  The Company shall not and shall cause the Subsidiary to not: (i) effect any change to the Company Charter Documents or articles or by-laws of the Subsidiary; (ii) acquire, lease, license, dispose or abandon (whether through one transaction or a series of related transactions) any properties or assets which have an aggregate book value in excess of $25,000 (other than inventory in the ordinary course of business on a basis consistent with past practices and cancellations of inventory purchases by the Company or the Subsidiary in the ordinary course of business on a basis consistent with past practices); (iii) incur any indebtedness for borrowed money, other than borrowings under the Company’s existing credit agreement in the ordinary course of business; (iv) subject any of its properties or assets to any Lien, other than Permitted Liens; (v) make any dividend or distribution, other than tax distributions in respect of income earned by the Company on or prior to the Closing; provided, however,  that such dividends or distributions shall not exceed, in the aggregate, the amount of Closing Cash, (vi) issue, repurchase or redeem any capital stock or any options, warrants, convertible or exchangeable securities or other rights to acquire capital stock of the Company or the Subsidiary; (vii) modify or amend in any respect or cancel or terminate or enter into any Material Contract, other than in the ordinary course of business;

(viii) make any change in its Tax or accounting practices, other than any change required by GAAP or any Legal Requirement; (ix) make any material change to any Tax Return, other than any change required by any Legal Requirement; (x) acquire any business, whether by merger, amalgamation or consolidation, purchase of assets or equity interests or any other manner; (xi) make any capital expenditures other than capital expenditures in the ordinary course of business as contemplated by the Company’s current fiscal year forecast; (xii) make any material increase in the compensation of any employee, other than salary raises and other changes in compensation in the ordinary course of business for non-executive employees, or enter into, adopt, terminate or amend any Benefit Plan, employment or severance agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement or terminate, rescind, modify or waive any of the New Employment Agreements, the Noncompetition Agreements or the Supplemental Compensation Agreements; provided, however, that the Company and the Subsidiary shall accrue in full prior to the Closing for its annual discretionary bonuses (i.e., the “Christmas bonuses”); provided, further, that the Sellers, upon prior review by and consent from the Buyer, which may not be unreasonably withheld, may cause the Company to accrue and pay such special one-time merit bonuses to employees as they determine in the exercise of their discretion and such special one-time merit bonuses shall be paid or accrued in full prior to Closing and applied in their entirety as a reduction of the Purchase Price; (xiii) waive or release any rights of material value or settle, cancel, compromise, release or assign any material indebtedness owed to it or any material claims held by it other than in the ordinary course of business, consistent with past practices; (xiv) cancel or terminate any insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage; (xv) effectuate a “plant closing” or “mass layoff” (as those terms or equivalent terms are defined under the WARN Act or equivalent provisions of provincial or territorial legislation) affecting in whole or in part any site of employment, facility, operating unit or employees; (xvi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices or payment of the Sellers Advances; (xvii) enter into any transaction with the Sellers or their Affiliates; (xviii) make any Tax election inconsistent with past practice, revoke any Tax election, agree to an extension of the statute of limitations or normal reassessment period, or the periods within which any Governmental Authority may assess, reassess or collect any Taxes, or settle or compromise any material federal, state, provincial, territorial, local or foreign Tax liability, except to the extent the amount of any such settlement has been reserved for in the Financial Statements; or (xix) commit to do any of the foregoing.

5.3. Exclusivity.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company and its Affiliates, including the Sellers and their Affiliates, will not, directly or indirectly, and will direct their respective officers, advisors and representatives to not, (a) solicit any competing offers for the acquisition of the Company or the Canadian Subsidiary, or the sale of all or any substantial portion of the assets or business of the Company or the Canadian Subsidiary, whether by merger, amalgamation, sale of assets or securities, or any other form of transaction, (b) negotiate with respect to any unsolicited offer or indication of interest with respect to any such transaction, or (c) provide confidential information to any potential buyer in connection with any such transaction.  From the date of this Agreement until the Closing Date or earlier termination of this Agreement, the Sellers will not sell or otherwise transfer, or grant any option to purchase, any of such Seller’s Purchased Stock to a third party.

5.4. Third Party Consents and Governmental Approvals.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement:

(a) The Buyer, the Sellers and the Company shall cooperate fully and use their best efforts to obtain all third party consents which are listed on Schedule 2.5 and marked with an asterisk as promptly as practicable.

(b) The parties hereto (or their ultimate parent entities) shall promptly file with the applicable Governmental Authorities the notifications and other information required to be filed by such Governmental Authority, including without limitation filing with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Transactions, and the Buyer and the Company shall each pay one-half of the filing fee required in connection therewith.  Each party warrants that all such filings and notifications made by it (or on its behalf) will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of such Governmental Authority.  The parties agree to use commercially reasonable efforts to obtain the necessary approval or waiver from such Governmental Authority in connection with the Transactions.

(c) The Sellers will not, and will not permit the Company, the Canadian Subsidiary or any of their other Affiliates to, take any action or consummate any transaction if the intent or reasonably anticipated consequence of such action or transaction would be to prohibit, delay or impair the parties from obtaining any approval or consent required by this Agreement.

(d) The Buyer will not, and will not permit any of its Affiliates to, take any action or consummate any transaction if the intent or reasonably anticipated consequence of such action or transaction would be to prohibit, delay or impair the parties from obtaining any approval or consent required by this Agreement.

5.5. Further Assurances.  From the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the parties agree to act in good faith and use all commercially reasonable efforts to satisfy the conditions specified in this Agreement necessary to consummate the Transactions.

5.6. Updates to Schedules.

(a) The Company shall have the right to supplement the Schedules to this Agreement prior to the Closing to reflect any and all events, circumstances or changes that arise after the date of this Agreement by delivery to the Buyer of one or more supplements (each, a “Disclosure Supplement”).

(b) Unless the existence of any matters set forth in a Disclosure Supplement (a “New Matter”) would alone or in the aggregate have or reflect a Company Material Adverse Effect, the applicable Schedule(s) shall be deemed amended and supplemented by all information set forth in such Disclosure Supplement, and each of the representations and warranties made in this Agreement shall be deemed qualified as of the Closing by the Disclosure Supplements.

5.7. Tax Matters.

(a) Section 338(h)(10) Election.

(i) Each Seller agrees to join, in an appropriate and timely manner, with Buyer in making an election under Section 338(h)(10) of the Code and any corresponding election permitted under any local, state or foreign jurisdiction (collectively, the “Section 338(h)(10) Election”) with respect to Buyer’s acquisition of the Purchased Stock.  Each Seller agrees to cooperate with Buyer to take all actions necessary or appropriate to effect and preserve a timely Section 338(h)(10) Election with respect to Buyer’s acquisition of the Purchased Stock.  In furtherance of the foregoing, each Seller agrees to join in the timely filing of any forms (including an IRS Form 8023) requested by Buyer and required by any federal, state, or local Law to effect or preserve the Section 338(h)(10) Election (collectively, the “Section 338(h)(10) Forms”).

(ii) Within thirty (30) days following the Closing, the Buyer shall provide to the Sellers a schedule allocating the Purchase Price (and liabilities of the Company and other relevant items) among the assets of the Company (the “Purchase Price Allocation Schedule”).  The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and consistent with the methodologies set forth on Schedule 5.7(a).  The Sellers may review the Purchase Price Allocation Schedule and discuss with the Buyer any reasonable revisions thereto and the Buyer shall, subject to applicable law, make such revisions thereto as are reasonably requested by the Sellers so long as, and to the extent, the Closing 338(h)(10) Tax Amount is greater than $3,000,000, subject to applicable law.  Buyer and each Seller agree for all relevant Tax reporting purposes, including the preparation of IRS Form 8883, to report the transactions in accordance with the Purchase Price Allocation Schedule.  The Buyer and Sellers shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the Purchase Price.  Notwithstanding the foregoing, the Buyer and each Seller agrees than an amount equal to $500,000 of the Purchase Price payable to each Seller shall be allocated to the covenants contained in such Seller’s Noncompetition Agreement.

(iii) Buyer and each Seller shall prepare all Tax Returns consistent with, and take no position that is inconsistent with, the Section 338(h)(10) Election, the Section 338(h)(10) Forms, or the Purchase Price Allocation Schedule.

(b) Preparation of Tax Returns; Liability for Tax.  At the Sellers’ expense, the Company shall cause Melton & Melton, L.L.P. to prepare all Tax Returns of the Company and its Subsidiary for taxable periods that end on or before the Closing Date or that include but do not end on the Closing Date and shall timely file such Tax Returns.  The Company shall permit the Sellers and the Buyer to review and comment on each such Tax Return at least ten (10) days prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Sellers or the Buyer.  Each Seller shall (i) include in his federal and state income tax returns all items of income, gain, loss, deduction or credit attributable to the S Final Year of the Company (including the deemed asset sale resulting from the Section 338(h)(10) Election) in a manner consistent with Form 1120S and schedules thereto (and the corresponding state income tax forms and schedules) to be filed by the Company with respect to such period; and (ii) pay any and all Taxes required to be paid for all taxable years of the Sellers, including the taxable year that includes the S Final Year, that are attributable to the Sellers’ stock ownership in the Company.  The Sellers shall be responsible for, and shall indemnify and hold the Buyer, the Company and the Subsidiary harmless against, all Taxes (i) of the Sellers,

(ii) of, or imposed on, the Company or the Subsidiary that relate to taxable periods ending on or before the Closing Date (including any Taxes related to the transfer of the Canadian Affiliate Property to Sellers Canadian Affiliate or the deemed asset sale resulting from the Section 338(h)(10) Election), and (iii) of, or imposed on, the Company or the Subsidiary that relate to the pre-Closing portion of a taxable period that includes but does not end on the Closing Date as determined under this Section 5.7(b) (including any Taxes related to the transfer of the Canadian Affiliate Property to Sellers Canadian Affiliate or the deemed asset sale resulting from the Section 338(h)(10) Election), and shall pay to (or as directed by) the Company amounts equal to such Taxes.  Such payments shall be made in each applicable case by no later than five (5) business days prior to the due date for paying such amount of Taxes to the relevant tax authority.  For purposes of this Section 5.7(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the pre-Closing period shall (a) in the case of any Taxes other than Taxes based upon or related to income, receipts or payroll, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (b) in the case of any Tax based upon or related to income, receipts or payroll, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.  Any credits relating to a taxable period that begins before and ends after the Closing Date shall be allocated on a basis consistent with the allocations made pursuant to the preceding sentence.

(c) Cooperation on Tax Matters.

(i) The Buyer, the Company and the Sellers shall cooperate fully, to the extent reasonably requested by another, in connection with the filing of Tax Returns pursuant to Section 5.7(b) or otherwise, and any Contest.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Return filing and/or Contest and making employees available on a mutually convenient reasonable basis to provide additional information and explanation of any material provided hereunder.

(ii) If requested by the Buyer, the Company and the Sellers will cooperate with the Buyer to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed upon the Company or the Canadian Subsidiary (including, but not limited to, with respect to the Transactions).

(iii) Except (x) to the extent taken into account as an asset in the final determination of Closing Working Capital or included in Closing Prepaid Taxes, or (y) attributable to the carryback of a loss, item or credit from a taxable period ending after the Closing Date, all Tax refunds relating to taxable periods or any portion thereof ending on the Closing Date, whether received in cash or applied to a subsequent taxable period, shall be solely for the benefit of the Sellers, and the Buyer shall cause the same to be paid promptly to the Sellers.

(d) Control of Audits.  After the Closing Date, except as set forth in the next sentence, the Company shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to the Company and its Subsidiary (each, a “Contest”).  In the case of a Contest after the Closing Date that relates to a taxable period that ends on or before the Closing Date, the Sellers shall control the conduct of such Contest, using counsel reasonably satisfactory to the Company, but the Company shall have the right to participate in such Contest at its own expense, and the Sellers shall not settle, compromise and/or concede any portion of such Contest that could affect the Tax liability of the Company or the Canadian Subsidiary for any taxable period (or portion thereof) beginning after the Closing Date without the written consent of Company, which shall not be unreasonably withheld, delayed or conditioned.  In the event of any conflict between the provisions of this Section 5.7(d) and the provisions of Article VII, the provisions of this Section 5.7(d) shall control.

(e) Certain Taxes.  All transfer, documentary, sales, use, real property gains, stamp, registration, and other such Taxes and fees incurred in connection with this Agreement shall be paid by the Sellers when due, and the Company will, at the Sellers’ expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, real property gains, stamp, registration, and other Taxes and fees, and, if required by applicable law, the Buyer and the Sellers will join in the execution of any such Tax Returns and other documentation.

5.8. Physical Inventory.  The Company shall conduct a “wall-to-wall” physical count of the inventory of the Company or the Canadian Subsidiary (the “Physical Inventory”) during a period not to exceed five (5) days prior to the Closing, which physical count may be observed by representatives of the Sellers and the Buyer.  The Company shall grant the Sellers and the Buyer and their representatives unrestricted access to the Company’s and the Canadian Subsidiary’s inventory in connection with observing the Physical Inventory.  The final inventory count resulting from the Physical Inventory will be accounted for using the average cost methodology, which amounts and values shall be used in the calculation of Closing Working Capital in accordance with this Agreement.

5.9. Books and Records.  For a period of five (5) years after the Closing, the Sellers and their accountants, lawyers and representatives shall be entitled at all reasonable times to have access to and to make copies of the books and records and other information of the Company and its Subsidiary solely as reasonably necessary relating to the Sellers’ ownership of the Company or the Subsidiary prior to the Closing including, without limitation, the preparation of Tax Returns.  In the event of any litigation or threatened litigation between the parties relating to this Agreement or the Transactions, the covenants contained in this Section 5.9 shall not be considered a waiver by any party of any right to assert the attorney-client privilege or any similar privilege.

5.10. Reasonable Best Efforts.  Subject to terms and conditions of this Agreement, each of the parties hereto will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

5.11. Transition.  None of the Sellers shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company or the Canadian Subsidiary, as the case may be, from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing.

5.12. Litigation Assistance.  Upon the reasonable request of the Buyer, the Sellers shall cooperate with the Company or the Canadian Subsidiary in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company or the Canadian Subsidiary that relate to events or occurrences that transpired prior to the Closing Date. The Sellers’ cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company or the Canadian Subsidiary at mutually convenient times. Upon the reasonable request of the Buyer, the Sellers also shall cooperate with the Company or the Canadian Subsidiary in connection with any investigation or review by any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired prior to the Closing Date. The Company shall reimburse the Sellers for any reasonable and documented out-of-pocket expenses incurred in connection with the Sellers’ performance of obligations pursuant to this Section 5.12.

5.13. Consents.  The Company will use its reasonable best efforts to obtain all licenses, permits, authorizations, consents and approvals of all third parties and Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing.  The parties hereto will reasonably coordinate and cooperate with each other in exchanging such information and assistance as of any of the parties hereto may reasonably request in connection with the foregoing.

5.14. Resignation of Directors.  At the Closing, the Sellers shall deliver to Buyer evidence of the resignation of all directors and officers of the Company and the Canadian Subsidiary (other than those designated by Buyer to the Company and the Canadian Subsidiary prior to the Closing) at the Closing.

5.15. New Houston Facility and Canadian Affiliate Property.

(a) Prior to the Closing in the case of the Company and its Affiliates, and prior to and after the Closing in the case of the Sellers, WSL and their Affiliates, the Sellers shall, and shall cause the Company, WSL and their Affiliates to, use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete the construction of the New Houston Facility in accordance with the construction and development schedule and specified costs for each item or actions, all as set forth on Exhibit G.  In the event that the New Houston Facility is not completed in accordance with Exhibit G, the Buyer may take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to complete the construction of the New Houston Facility in accordance with all applicable statutes, regulations, rules or ordinances and the construction and development schedule set forth on Exhibit G; provided, that the Buyer shall be entitled to reimbursement and indemnification from the Sellers in the amount of the specified costs relating to such action as set forth on Exhibit G.  The Sellers shall pay, reimburse and indemnify the Buyer for any and all such costs, fees and expenses and other Losses of the Buyer or its Affiliates (including the Company on and after the Closing) in respect of the Sellers’ failure to satisfy or comply with this Section 5.15(a) in accordance with Section 5.15(c), below.

(b) Prior to the Closing, the Sellers shall, and shall cause the Company, WSL and their Affiliates to, use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to purchase and install all personal property and equipment to be located at the New Houston Facility, including without limitation all racks, cranes and saws, in accordance with the purchasing schedule set forth on Exhibit H.  The Company will obtain and hold, and the Sellers will cause the Company to obtain and hold, good title to all personal property and equipment to be installed and located at the New Houston Facility.

The Company and the Sellers will use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to transfer, assign or hold, good title to all personal property and equipment installed and located at the New Houston Facility to the Company.  At the Closing, the Sellers shall deliver to Buyer evidence reasonably satisfactory to the Buyer that the Company holds good title to all personal property and equipment installed and located at the New Houston Facility as of the Closing Date.  Notwithstanding the foregoing, the overhead cranes installed at the New Houston Facility will be owned by WSL.  The Sellers shall pay, reimburse and indemnify the Buyer for any and all such costs, fees and expenses and other Losses of the Buyer or its Affiliates (including the Company on and after the Closing) in respect of the Sellers’ failure to satisfy or comply with this Section 5.15(b) in accordance with Section 5.15(c), below.

(c) In the event that the Buyer is entitled to reimbursement and indemnification from the Sellers under this Section 5.15, the Buyer shall first cause the Company to pay such amount from the New Houston Facility Holdback Amount and, if the New Houston Facility Holdback Amount is not adequate to satisfy the aggregate amount to which the Buyer is entitled to reimbursement and indemnification hereunder, the Buyer may offset any and all such amount in excess of the New Houston Facility Holdback Amount owing from the Sellers against, and thereby reduce, the Deferred Working Capital Amount, if any.  If there is no New Houston Facility Holdback Amount and Deferred Working Capital Amount remaining available for payment or offset hereunder, the Sellers shall indemnify the Buyer in accordance with Section 7.2, below, other than Section 7.2(i).

5.16. Indebtedness and Sellers Advances.  Prior to or at the Closing, the Company shall pay, discharge and satisfy in full (i) all Closing Indebtedness of the type described in clauses (i) and (ii) of the definition thereof, and (ii) the Sellers Advances, and all Liens with respect thereto shall have been released in full by the Sellers and the Company shall deliver to Buyer evidence of such reasonably satisfactory to Buyer.

5.17. Release of Guarantees.  To the extent that any of the Sellers or their Affiliates is an obligor or guarantor on any mortgage, other indebtedness or other obligation of the Company or any of its Affiliates, the Sellers and the Company shall obtain, and provide evidence reasonably satisfactory to the Buyer, an unconditional release of such Seller(s) or their Affiliates, as applicable, from its obligations with respect to such mortgage, other indebtedness or other obligation.

5.18. Transaction Structure.  To the extent permitted by applicable law, the Sellers and the Company shall cooperate with the Buyer, and consider recommendations from legal counsel, in good faith in order for the Buyer to acquire, directly or indirectly, the Canadian Subsidiary and its operations in a manner the Buyer proposes given the structure of the Debt Financing or Financing Sources for the Transactions and in a manner which minimizes the federal, state, provincial and territorial tax liabilities of the Buyer incurred in connection with the direct or indirect acquisition of the Canadian Subsidiary or its operations; provided, however, that no such action shall be taken if it shall have the effect of increasing the Sellers’ direct or indirect tax costs or tax liabilities unless the Buyer shall fully be responsible for and shall indemnify the Sellers against any such increased tax costs or liabilities.  Subject to the foregoing, on or prior to the Closing, the Buyer may fully assign the right to purchase the outstanding capital stock of the Canadian Subsidiary to one or more of its Affiliates.  In such event, the Company shall be deemed a Seller and the Canadian Subsidiary shall be deemed the Company for all purposes of this Agreement in respect of the sale and purchase of all the shares of outstanding capital stock of the Canadian Subsidiary.

5.19. Releases.  Each Seller, for him and his heirs, spouse, personal representatives, successors, and assigns (collectively, the “Releasors”), hereby forever fully and irrevocably releases and discharges the Buyer, the Company, the Canadian Subsidiary and their respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders, members (direct and indirect), managers, directors, officers, employees, agents, and representatives (collectively, the “Released Parties”) from any and all actions, suits, claims, demands, debts, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including claims for damages, costs, expense, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to the Company, the Canadian Subsidiary or such Seller’s ownership of Purchased Stock, which the Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unanticipated as well as anticipated and that now exist or may hereinafter accrue based on matters now known as well as unknown (collectively, the “Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding of any kind before any Government Authority or other tribunal, against any Released Party based upon any Released Claim, and further agrees not to make claim or take proceedings with respect to any Released Claim against any other Person which might claim contribution or indemnity under the provisions of any statute or otherwise against any of the Released Parties.  Notwithstanding the preceding sentence of this Section 5.19, “Released Claims” does not include, and the provisions of this Section 5.19 shall not release or otherwise diminish, (a) the obligations of the Buyer or the Company expressly set forth in any provisions of this Agreement or the agreements contemplated hereby, (b) the obligations of the Company to indemnify, defend and hold harmless the directors, officers and employees of the Company under the Company’s articles of incorporation and by-laws and applicable law, (c) the obligations of any insurer under any insurance policy or (d) the obligations of the Company to any Seller in his or her capacity as a current or former employee of the Company.

5.20. Norquest Receivable.

(a) After the Closing until the Norquest Receivable is either paid in full or sold to the Sellers in accordance with this Section 5.20, the Company shall use commercially reasonable efforts to collect the Norquest Receivable.  Subject to the foregoing, the Buyer and the Company in no way guarantee collection of the Norquest Receivable and shall not be responsible for any failure to collect the Norquest Receivable.  After the Closing, the Sellers shall not have any authority to offer any future credits or discounts or otherwise bind the Company to any obligation with respect to the Norquest Receivable.  The Sellers shall be entitled to reasonably inspect the Company’s records with respect to collections on the Norquest Receivable upon reasonable notice to the Company.  Any and all amounts received by the Company from Norquest Industries, Inc. and its affiliates shall be applied to the most recent accounts receivable.

(b) If the Norquest Receivable has not been paid in full within one hundred eighty (180) days after the Closing Date, at any time thereafter either (i) the Company shall have the option, in its sole discretion, to sell to the Sellers, and if requested the Sellers shall buy, the Norquest Receivable or (ii) the Sellers shall have the option, in their sole discretion, to purchase from the Company, and if requested the Company shall sell, the Norquest Receivable, in each case for the then-outstanding face amount of the unpaid balance of the Norquest Receivable paid in cash by wire transfer in immediately available funds to an account designated by the Company.  After the sale and transfer of the Norquest Receivable to the Sellers under this Section 5.20, the Company and the Buyer shall have no obligation or duty to collect, or take any actions to collect, the Norquest Receivable.

5.21. Financing Cooperation. Prior to the Closing, the Company shall provide, and shall use its commercially reasonable efforts to cause its officers, employees, representatives and advisors, including legal and accounting advisors, to provide, all reasonable cooperation in connection with the arrangement of the debt financing described in the commitment letter, dated as of November 9, 2011 (the “Commitment Letter”), among the Buyer and the Financing Sources, pursuant to which the Financing Sources have committed to provide the commitments set forth therein for purposes of financing the Transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”), as may be reasonably requested by the Buyer and the Financing Sources and that is customary in connection with the Buyer’s efforts to obtain the Debt Financing, including (i) participation in meetings, drafting sessions, rating agency presentations and due diligence sessions; (ii) furnishing the Buyer and the Financing Sources with pertinent information regarding the Company, the Canadian Subsidiary and their businesses as is customary in connection with the Debt Financing and any security required therefor; (iii) assisting the Buyer and the Financing Sources in the preparation of (A) a customary offering document, private placement memorandum and/or bank information memorandum for any of the Debt Financing; and (B) materials for rating agency presentations; (iv) furnishing the Buyer with the Required Information (as defined in the Commitment Letter) and, to the extent reasonably available to the Sellers and the Company, other information of the Company, the Canadian Subsidiary and their businesses reasonably requested by the Buyer; and (v) using all commercially reasonable efforts to assist the Buyer to obtain waivers, consents, estoppels, certificates and approvals necessary or customary for the consummation of the Debt Financing.

5.22. Facility Leases.  The Sellers shall cause WSL and the Seller Canadian Affiliate, as applicable, to execute and deliver at the Closing the New Houston Facility Lease, the Existing Houston Facility Lease and the Existing Edmonton Facility Lease.

ARTICLE VI
CONDITIONS TO CLOSING

6.1. Conditions Precedent to the Buyer’s Obligations.  The obligation of the Buyer to consummate the Transactions is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:

(a) Representations and Warranties True.  Each of the representations and warranties of the Company and the Sellers set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materially” or Company Material Adverse Effect, shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not have or reflect, individually or in the aggregate, a Company Material Adverse Effect; provided that the representations and warranties in Section 2.7, Section 2.25, Section 3.1, and the first sentence of Section 2.12, and in clause (h) of Section 2.9 shall be true and correct in all respects.

(b) Covenants Performed.  Each of the Company and the Sellers shall have performed, on or before the Closing Date, all obligations contained in this Agreement which by the terms hereof are required to be performed by it on or before the Closing Date.

(c) Compliance Certificate.  The Buyer shall have received a certificate signed by an authorized officer of the Company and the Sellers certifying as to the matters set forth in Sections 6.1(a) and (b).

(d) Required Consents.  All of the approvals and consents listed on Schedule 2.5 and marked with an asterisk shall have been obtained.

(e) No Injunction.  There shall not be any order of any court or Governmental Authority restraining or invalidating the transactions which are the subject of this Agreement and there shall be no pending Proceeding that seeks to restrain prohibit, invalidate or collect Losses with respect to the Transactions.

(f) Pre-Closing Deliverables.  The Company shall have made the deliveries contemplated by Section 1.3(b).

(g) Stock Certificates.  The Sellers shall have delivered stock certificates representing the Purchased Stock duly endorsed for transfer or accompanied by duly executed stock powers or transfer documents.

(h) Company Records.  The Sellers shall have delivered, or caused to be delivered, a copy of the Company’s articles of incorporation, as amended to date, certified by the Secretary of State of the State of Texas or other appropriate government official and dated as of a date not more than ten (10) days prior to the Closing Date, and a copy of the by-laws of the Company, certified by the secretary or an assistant secretary of the Company.

(i) Good Standing Certificate. The Sellers shall have delivered, or caused to be delivered, a certificate of good standing (or equivalent certification, as applicable) from the Secretary of State or other appropriate government official of the jurisdiction of formation for each of the Company and the Subsidiary dated within ten (10) days of the Closing Date.

(j) Escrow Agreement.  The Sellers and the Escrow Agent shall have entered into the Escrow Agreement.

(k) HSR Act. The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.

(l) Real Property Leases.

(i) WSL and the Company shall have entered into the Existing Houston Facility Lease Agreement.

(ii) WSL and the Company shall have entered into the New Houston Facility Lease Agreement.

(iii) Sellers Canadian Affiliate and the Canadian Subsidiary shall have entered into the Edmonton Facility Lease Agreement.

(m) Title Insurance Policy.  The Sellers shall have delivered, or caused to be delivered, an owner’s title insurance policy insuring the fee simple title of WSL in the Leased Real Property that is owned by WSL and of the Sellers Canadian Affiliate in the Canadian Affiliate Property from a title insurance company reasonably acceptable to Buyer, in such amount, subject only to those exceptions and including those endorsements, in each case, acceptable to the Buyer.

(n) Survey.  The Sellers shall have delivered, or caused to be delivered, an ALTA survey for each of the Leased Real Properties owned by WSL or the Sellers Canadian Affiliate.

(o) Form 8023.  The Sellers shall have delivered, or caused to be delivered, an executed IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) with information completed regarding each Seller and the Company and signed by the Sellers.

(p) Fixed Assets.  The Sellers shall have delivered, or caused to be delivered, a list of all material items of fixed assets owned by the Company and the Canadian Subsidiary (or leased by the Company or the Canadian Subsidiary and capitalized on its books), including without limitation all personal property and equipment located at the New Houston Facility, as of the Closing Date, showing the original cost and accumulated depreciation thereof, date acquired and indicating whether owned or leased.

(q) AR and Inventory Aging Schedules.  The Sellers shall have delivered, or caused to be delivered, a correct and complete aging schedule for both accounts receivable and inventory as of a date within seven (7) days prior to the Closing Date.

(r) Sellers Legal Opinion(s).  The Sellers shall have caused to be delivered from Sellers’ legal counsel a written legal opinion(s) letter substantially in the form(s) attached to Exhibit J hereto.

(s) No Company Material Adverse Effect.  There shall not have occurred after the date of this Agreement any Company Material Adverse Effect.

(t) Noncompetition Agreements.  Each of the executed Noncompetition Agreements shall have been delivered to the Buyer and the Company.

(u) New Employment Agreements.  Each of the executed New Employment Agreements shall have been delivered to the Buyer and the Company.

(v) Terminations.  The Company shall have delivered to the Buyer evidence of the termination of the employment agreements between the Company and the employees listed on Schedule 6.1 provided by the Buyer, without liability of the Company.

(w) Resignations.  The Company shall have delivered to the Buyer evidence of the resignations of the Company’s existing officers and directors effective as of the Closing.

(x) IRS Relief Request. Sellers shall have caused the Company to have requested relief pursuant to IRS Revenue Procedure 2004-35.

6.2. Conditions Precedent to the Company’s and Sellers’ Obligations.  The obligation of the Company and the Sellers to consummate the Transactions is expressly subject to the fulfillment or express written waiver of the following conditions on or prior to the Closing Date:

(a) Representations and Warranties True.  Each of the representations and warranties of the Buyer contained in Article IV shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing.

(b) Obligations Performed.  The Buyer shall have performed in all material respects, on or before the Closing Date, all obligations contained in this Agreement which by the terms hereof are required to be performed by the Buyer on or before the Closing Date.

(c) Compliance Certificate.  The Company and the Sellers shall have received a certificate signed by an authorized officer of the Buyer certifying as to the matters set forth in Sections 6.2(a) and (b).

(d) No Injunction.  There shall not be any order of any court or Governmental Authority restraining or invalidating the transactions which are the subject of this Agreement.

(e) Closing Payments.  The Buyer shall have made the payments contemplated by Section 1.4.

(f) Escrow Agreement.  The Buyer and the Escrow Agent shall have entered into the Escrow Agreement.

(g) HSR Act. The waiting period under the HSR Act applicable to the Transactions shall have expired or been terminated.

(h) Real Property Leases.

(i) The Company shall have entered into the Existing Houston Facility Lease Agreement.

(ii) The Company shall have entered into the New Houston Facility Lease Agreement.

(iii) The Canadian Subsidiary shall have entered into the Edmonton Facility Lease Agreement.

ARTICLE VII
SURVIVAL; INDEMNIFICATION

7.1. Survival.  The representations and warranties contained in this Agreement and in the certificates delivered at the Closing pursuant to Sections 6.1(c) and 6.2(c) shall survive the Closing until the two-year anniversary of the Closing Date; provided, however, that (i) the representations and warranties in Sections 2.1, 2.2, 2.4, 2.7, 2.18, 2.21, 2.22, 3.1 and 3.2 and the representations and warranties related to title to the assets of the Company and the Canadian Subsidiary and (ii) fraud or intentional breaches of any representation or warranty (collectively (i) and (ii), the “Special Representations”) shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations, and, for purposes of Section 2.18, including the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for Taxes could be issued (in each instance, the end date of the applicable survival period is herein referred to as the “Cut-off Date”).  No claim for breach of any representation or warranty may be brought after the Cut-Off Date, except for any claim (a) made with reasonable specificity prior to the Cut-Off Date, or (b) that is brought by the indemnifying party during the Response Period as a counterclaim to a claim brought in accordance with preceding clause (a).  Each of the covenants and agreements contained in this Agreement shall survive until such time as it has been fully performed and satisfied.

7.2. Indemnification of the Buyer.  Subject to the other terms of this Article VII, the Sellers shall severally (with each Seller bearing one-half of such obligation or liability), and not jointly, indemnify and hold the Buyer and its Affiliates, and their respective officers, directors, employees and agents, including, after the Closing, the Company and the Subsidiary (collectively, the “Buyer Indemnified Parties”) harmless without limit from all Losses incurred by them that relate to or arise from:  (a) any breach of any of the representations or warranties of the Company contained in Article II or the certificate delivered at the Closing by the Company pursuant to Section 6.1(c), (b) any breach of the representations and warranties of the Sellers contained in Article III, (c) the failure of the Sellers to perform any of their covenants or agreements contained herein, (d) the failure of the Company to perform any of its covenants or agreements contained herein that are required to be performed prior to the Closing, or (e) any Designated Liabilities.  The Buyer’s right to make claims under this Section, however, shall be subject to the following limitations and conditions:

(i) No claim under Section 7.2(a) or 7.2(b), shall be made unless, and only to the extent that, the cumulative amount of Losses incurred by the Buyer Indemnified Parties for all claims exceeds an amount equal to $500,000 (the “Threshold Amount”), and then only to the extent of such excess; provided, that, notwithstanding the foregoing, making any claim, and being indemnified fully from the first dollar of Loss with respect thereto, under Section 7.2(a) or 7.2(b) relating to the Special Representations shall not be subject to the limitations of the Threshold Amount.

(ii) The aggregate liability of the Sellers to the Buyer Indemnified Parties for Losses for claims under Section 7.2(a) or 7.2(b)  shall not exceed, in the aggregate, $32,000,000 (exclusive of the Threshold Amount); provided, however, that such limitation shall not apply with respect to (i) any Losses resulting from or relating to a breach of any of the Special Representations, (ii) any indemnification pursuant to Section 5.7, (iii) any Designated Liabilities or (iv) any action arising from fraud or intentional misrepresentation by the Company or the Sellers. Notwithstanding the limitations in the preceding sentence, in no event (other than fraud or intentional misrepresentation) shall the Sellers’ aggregate liability for indemnification pursuant to this Agreement exceed the Purchase Price plus the aggregate amount of the Closing Indebtedness.

(iii) None of the Buyer, the Company or the Sellers may assign their rights in the Escrow Fund or any interest therein without the prior written consent of the Buyer, the Company and the Sellers.

7.3. Indemnification of the Sellers.  Subject to the other terms of this Article VII, from and after the Closing, the Buyer shall indemnify and hold the Sellers and their Affiliates (collectively, the “Seller Indemnified Parties”) harmless from Losses incurred by them which arise or result from (a) any breach of any of the representations and warranties of the Buyer contained in this Agreement or in the certificate delivered at the Closing by the Buyer pursuant to Section 6.2(c), or (b) the failure of the Buyer to perform any of its covenants or agreements set forth herein.  No claim for a breach of a representation or warranty shall be made by the Sellers under this Section 7.3 unless, and only to the extent that, the cumulative amount of Losses incurred by the Seller Indemnified Parties for all claims exceeds the Threshold Amount, and then only to the extent of such excess.  The aggregate liability of the Buyer to the Seller Indemnified Parties for Losses under such claims shall not exceed, in the aggregate, the Purchase Price; provided, however, that such limitation shall not apply with respect to any action arising from fraud or intentional misrepresentation by the Buyer.

7.4. Procedure for Indemnification.
(a) Any party hereto entitled to make a claim for indemnification hereunder shall promptly notify the indemnifying party of the claim in writing upon learning of such claim or the facts constituting such claim, describing the claim in reasonable detail, the amount thereof (if known), and the basis therefore.  The indemnifying party will be relieved of its indemnification obligations hereunder to the extent that it is prejudiced by the indemnified party’s failure to give such prompt notice.

(b) If a claim for indemnification hereunder is based on a claim by a third party, the indemnifying party shall have the right, by notice to the indemnified party within twenty (20) days, to assume the entire control of the defense thereof including, at its own expense, employment of counsel reasonably satisfactory to the indemnified party; provided, that the indemnified party may participate in any proceeding with counsel of its choice at its expense.  In such event, the indemnifying party shall have the right to settle or resolve any such claim by a third party; provided, however, that no party will approve the entry of any judgment or order or enter into any settlement or compromise with respect to the claim without the other party’s prior written approval (which may not be unreasonably withheld or delayed or conditioned).

(c) The party claiming indemnification shall cooperate fully with the indemnifying party and make available to the indemnifying party all pertinent information under its control.  Such cooperation shall include, without limitation, (i) reasonably assisting in the collection and preparation of discovery materials, and (ii) making employees available to meet, prepare for and/or appear as witnesses at depositions, court proceedings and/or trial.

7.5. Determination of Losses.  As used herein, “Losses” means all damages, losses, expenses, costs and liabilities (including reasonable attorneys’ fees and expenses), in each case, including, without limitation, arising from matters disclosed to the Buyer or its Affiliates or otherwise referenced in this Agreement.  In determining the amount of any Losses for which a Buyer Indemnified Party is entitled to assert a claim for indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries actually received by the Buyer Indemnified Parties, the Company or the Subsidiary in respect of such Losses (which proceeds and recoveries the Buyer agrees to use commercially reasonable efforts to obtain).  If an indemnification payment is received by a Buyer Indemnified Party, and any Buyer Indemnified Party, the Company or the Subsidiary later receives insurance proceeds, or other third party recoveries in respect of the related Losses, the Buyer shall promptly pay to the Sellers (with each Seller receiving one-half of such amount) an amount equal to the lesser of (a) the actual amount of such insurance proceeds, or other third party recoveries or (b) the actual amount of the indemnification payment previously paid by the Sellers with respect to such Losses.  All parties shall use commercially reasonably efforts to mitigate the amount of Losses for which they may be entitled to indemnification hereunder, including but not limited to any Losses that result from any breach of the representations and warranties contained in Section 2.14.

7.6. Subrogation.  If (a) the Buyer receives Sellers indemnification payments hereunder, (directly or from the Escrow Fund) and (b) the Buyer, the Company or the Subsidiary has or may have a claim against a third party (including, without limitation, any insurer) in respect of the related Losses, at the request of the Sellers, the Sellers shall be subrogated to the rights and claims of the Buyer, the Company and/or the Subsidiary, as the case may be, against such third party.  The Sellers shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid with respect to such Losses.  The Buyer and the Company will, and will cause the Subsidiary to, execute and deliver to the Sellers such documents and take such other actions as may reasonably be requested in order to give effect to this Section.

7.7. Remedies Exclusive.  All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein, except in the case of fraud by the Company or the Sellers.  Except as specifically set forth elsewhere in this Agreement, the remedies provided in this Article VII shall be the sole and exclusive remedies of the Buyer Indemnified Parties and Seller Indemnified Parties and their heirs, successors and permitted assigns after the Closing with respect to this Agreement and the Transactions including, without limitation, any breach or non-performance of any representation, warranty, covenant or agreement contained herein, in the absence of fraud and except for equitable relief.  The provisions of this Article VII constitute an integral part of the consideration given to the Sellers pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Purchase Price payable to the Sellers in connection with the Transactions.

7.8. Treatment of Indemnity Payments.  To the maximum extent permitted by law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all purposes, and the parties agree to file their Tax Returns accordingly.

ARTICLE VIII
TERMINATION

8.1. Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Sellers and the Buyer;

(b) by the Buyer, if (i) in the event the representations and warranties of the Company or the Sellers set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.1(a), or (ii) the Company or the Sellers shall have breached or failed to perform any of their material obligations or agreements under this Agreement to the extent set forth in Section 6.1(b);

(c) by the Sellers, if (i) in the event the representations and warranties of the Buyer set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.2(a), or (ii) the Buyer shall have breached or failed to perform any of their material obligations or agreements under this Agreement to the extent set forth in Section 6.1(b);

(d) by either the Sellers or the Buyer, if any court or Governmental Authority has issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or

(e) by either the Sellers or the Buyer, if the Closing has not occurred by January 31, 2012 or such other date, if any, as the Sellers and the Buyer may agree in writing; provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose willful and knowing failure to fulfill any obligation under this Agreement has contributed to the failure of the Transactions to occur on or before such date.

8.2. Effect of Termination.
(a) If this Agreement is terminated as provided above, the parties shall have no further obligations hereunder (including, without limitation, for costs and expenses incurred by other parties in connection with this Agreement and the Transactions), except as provided below in (b) and except that each party shall be liable for its breach of this Agreement and the other parties hereto shall be entitled to all rights and remedies provided by law in respect of such breach.

(b) If the Closing has not occurred by January 31, 2012 or such other date, if any, as the Sellers and the Buyer may agree in writing, for reasons other than (i) the representations and warranties of the Company or the Sellers set forth in this Agreement shall not be true and correct to the extent set forth in Section 6.1(a), (ii) the Company or the Sellers shall have breached or failed to perform any of their material obligations or agreements under this Agreement, (iii) a failure of any of the conditions set forth in Section 6.1 to be fully satisfied or fulfilled, (iv) there has occurred a Company Material Adverse Effect since the date of this Agreement, or (v) a failure to obtain required approval or consent from any Governmental Authority and the Agreement is terminated hereunder, then the Buyer shall pay the Sellers liquidated damages, in immediately available funds, in the amount of $2,500,000 (the “Termination Damages”) within ten (10) days of such termination.  The Sellers’ right to receive the Termination Damages pursuant to this Section 8.2(b) shall be the exclusive remedy of the Sellers or the Company against the Buyer, the Financing Sources or any of their respective former, current or future stockholders, controlling persons, general and limited partners, members, affiliates, directors, officers, employees, managers or agents for any Loss suffered as a result of this Agreement.

(c) The obligations of the Buyer and its Affiliates and representatives under Section 5.1 shall survive any termination of this Agreement.

ARTICLE IX
MISCELLANEOUS

9.1. Notices.  Any notices, demands and communications to a party hereunder shall be in writing and shall be deemed to have been duly given and received (a) if delivered personally, as of the date received, (b) if delivered by certified mail, return receipt requested, three (3) business days after being mailed, (c) if delivered by a nationally recognized overnight delivery service, two (2) business days after being entrusted to such delivery service, or (d) if sent via facsimile, electronic mail or similar electronic transmission, as of the date received, to such party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):

(i) If to the Sellers, or, prior to the Closing, the Company to:
Paul Sorensen
(email)	P.Sorensen@tubesupply.com
and
Jerry Willeford
(email)	J.Willeford@tubesupply.com

5169 Ashley Court
Houston, TX 77041
Fax: (713) 466-6130

with copy (which shall not constitute notice) to:

Chamberlain, Hrdlicka, White, Williams & Aughtry
1200 Smith Street, Suite 1400
Houston, TX 77002
Attn:	Sidney B. Williams, P.C.
Fax:	(713) 658- 2553
Email:	Sidney.williams@chamberlainlaw.com

(ii) If to the Buyer or, after the Closing, the Company, to:

A.M. Castle & Co.
1420 Kensington Rd., Suite 220
Oakbrook, IL 60523
Attn:	General Counsel
Fax:	(847) 241-8208
Email:	rperna@amcastle.com

with a copy (which shall not constitute notice), to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606
Attn:	Helen R. Friedli, P.C.
Fax:	(312) 277-7645
Email:	hfriedli@mwe.com

9.2. No Waiver.  No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

9.3. Amendments and Waivers.  The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by the Buyer and the Sellers, and any such modification, amendment or waiver shall be binding on each of the parties hereto, including the Company.

9.4. Choice of Law; Arbitration.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.

(b) All disputes between the Buyer and the Sellers directly or indirectly arising out of, under or in connection with this Agreement, including the Debt Financing and the Commitment Letter, which cannot be resolved shall be submitted to binding arbitration (“Arbitration”) and exclusively resolved by Arbitration and each of the parties hereto irrevocably waives all right to a trial by jury in any forum in respect of any such dispute.  The procedure for the Arbitration shall be in accordance with the rules of the American Arbitration Association (“AAA”), except that the Buyer shall select one (1) arbitrator and the Sellers shall collectively select one (1) arbitrator and the two arbitrators thus selected shall choose a third arbitrator.  Notwithstanding the foregoing, if either party should fail to select an arbitrator within ten (10) business days after Arbitration is sought, the Arbitration shall proceed with the arbitrator that is first selected by either party and such arbitrator shall be the sole arbitrator for the Arbitration and if two arbitrators are selected by the parties within ten (10) business days after Arbitration is sought as provided above, but the two arbitrators thus selected should fail to select a third arbitrator within twenty (20) business days after Arbitration is sought, the Philadelphia Regional Office of the AAA shall select the third arbitrator.

The Parties agree that any Arbitration shall take place only in the State of Delaware.  In any such controversy, the arbitrators may grant any relief, legal or equitable, interim or final, which could be granted by a court of competent jurisdiction. Further, the parties shall have the right to enforce this Agreement and to recover their respective costs and attorney fees incurred in such enforcement, including any confirmation, modification, or vacatur proceeding or appeal from such proceeding.  All expenses of producing a witness or witnesses shall be paid by the party who produces such witness or witnesses. The arbitrators may award or apportion attorneys’ fees and related costs and all other expenses of the Arbitration (including AAA administrative fees, required travel expenses, and fees and expenses of the arbitrators and representatives of the AAA, and the expenses of any witnesses other than those produced by a party) in their judgment as they deem appropriate.

(c) Notwithstanding any other provision of this Agreement, each of the parties hereto agrees that it will not bring any action, whether at law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing, the Commitment Letter or the performance thereof, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York.

9.5. Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to this Agreement to perform its agreements and covenants hereunder will cause irreparable injury to the other parties to this Agreement for which monetary damages, even if available, will not be an adequate remedy.  Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce and party’s obligations hereunder.  The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this Section 9.5 is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

9.6. Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, but may not be assigned by any party without the prior written consent of the Buyer, the Company and the Sellers, except that the Buyer may assign all or any portion of its rights hereunder to one or more of its Affiliates; provided, that no such assignment shall relieve the Buyer of its obligations hereunder; provided further, that the Buyer may assign this Agreement and its rights under this Agreement to one or more of the Financing Sources and any collateral agents in connection with the Debt Financing.  Upon any such permitted assignment, the references in this Agreement to the Buyer shall also apply to any such assignee unless the context otherwise requires.

9.7. Integration; Schedules.
(a) This Agreement, together with the Exhibits and Schedules attached hereto and the agreements referred to herein, embodies the entire agreement and understanding among the parties with respect to the Transactions and supersedes all prior discussions, understandings and agreements concerning the matters covered hereby.  The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the sale of the Purchased Stock exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

(b) No disclosure in any Schedule hereto relating to any possible breach or violation of any agreement, Authorization or Legal Requirement shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.

9.8. Counterparts.  This Agreement may be executed in two or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one and the same Agreement, binding on all of the parties hereto notwithstanding that all such parties have not signed the same counterpart.  Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in .pdf or .tiff format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, and will have the same effect as physical delivery of the paper document bearing an original signature.

9.9. Expenses.  All legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, except as otherwise expressly provided herein.

9.10. No Third Party Beneficiaries.  Except as otherwise expressly set forth in this Agreement, including without limitation Section 5.19, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided that the Financing Sources shall be third party beneficiaries to Sections 5.21, 8.2(b), 9.4 and 9.6 and such Sections shall inure to the benefit of the Financing Sources.

9.11. Publicity.  No party shall issue a press release or make any other public announcement concerning the Transactions without the prior written consent of the Company, the Sellers and the Buyer, except to the extent required by law, regulation or stock exchange rule in which case the other parties hereto shall have the reasonable opportunity to review and comment prior to disclosure.

9.12. Construction of Agreement.

(a) Severability.  If any provision of this Agreement is unenforceable or illegal, such provision shall be enforced to the fullest extent permitted by law and the remainder of the Agreement shall remain in full force and effect.

(b) No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.

(c) Headings.  The headings of Articles and Sections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(d) Currency.  Unless otherwise specified herein, any references to “dollars”, “$” or other dollar amounts in this Agreement shall mean the lawful currency of United States.

(e) Business Days.  Any reference to a “business day” means any day except Saturday, Sunday, any statutory holiday in the State of Delaware or any other day on which the principal chartered banks in the State of New York are closed for business.

(f) Calculation of Days.  When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-business day, the period in question shall end on the next business day.

(g) Pronouns.  All words and personal pronouns shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and pronoun.

(h) Legal Requirements and Documents.  Unless otherwise specified, (i) any references herein to any Legal Requirement shall be construed as a reference thereto as in effect from time to time, and (ii) any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated and supplemented from time to time and includes all schedules and exhibits thereto.

(i) References to this Agreement.  The words “hereof,” “herein,” “hereto”, “hereunder”, “hereby” and other similar expressions refer to this Agreement as a whole and not to any particular section or portion of it.

(j) Including. Where the word “including” or the word “includes” is used in this Agreement, it means “including (or includes) without limitation”.

9.13. Index of Defined Terms.  The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated below:

Term:	Section or Place Where Defined:

AAA	Section 9.4(b)
Affiliate	Section 1.3(a)
Agreement	Preamble
Arbitration	Section 9.4(b)
Authorizations	Section 2.17
Base Closing Payment	Section 1.3(a)
Base Purchase Price	Section 1.3(a)
Benefit Plans	Section 2.21(a)
Buyer	Preamble
Buyer Indemnified Parties	Section 7.2

Term:	Section or Place Where Defined:
CERCLA	Section 2.22(c)
Canadian Affiliate Property	Section 2.11(a)
Canadian Subsidiary	Section 1.3(a)
Closing	Section 1.2
Closing Cash	Section 1.3(a)
Closing Date	Section 1.2
Closing Indebtedness	Section 1.3(a)
Closing Payment Certificate	Section 1.3(b)
Closing Prepaid Taxes	Section 1.3(a)
Closing 338(h)(10) Tax Amount	Section 1.3(a)
Closing Working Capital	Section 1.3(a)
Closing Working Capital Adjustment	Section 1.3(a)
Closing Working Capital Closing Payment	Section 1.3(a)
Code	Section 1.3(a)
Commitment Letter	Section 5.21
Company	Preamble
Company Charter Documents	Section 2.1
Company Intellectual Property	Section 2.13(a)
Company Material Adverse Effect	Section 1.3(a)
Company Technology	Section 2.13(a)
Contest	Section 5.7(d)
Cut-Off Date	Section 7.1
Debt Financing	Section 5.21
Deferred Working Capital Amount	Section 1.3(a)
Designated Liabilities	Section 1.3(a)
Disclosure Supplement	Section 5.6(a)
Determination Date	Section 1.6(c)
Disabling Device	Section 2.13(d)
Disputed Items	Section 1.6(b)
Disputed Items Notice	Section 1.6(b)
Election Date	Section 2.18(d)
Environment	Section 2.22(c)
Environmental Claim	Section 2.22(c)
Environmental Laws	Section 2.22(c)
Environmental Liabilities	Section 2.22(c)
ERISA	Section 2.21(a)
Escrow Agent	Section 1.3(a)
Escrow Agreement	Section 1.3(a)
Escrow Fund	Section 1.3(a)
Estimated Closing Cash	Section 1.3(a)
Estimated Closing Indebtedness	Section 1.3(a)
Estimated Closing Prepaid Taxes	Section 1.3(a)
Estimated Closing 338(h)(10) Tax Amount	Section 1.3(a)
Estimated Closing Working Capital Adjustment	Section 1.3(a)
Estimated Closing Working Capital Closing Payment	Section 1.3(a)
Estimated Sellers’ Expenses	Section 1.3(a)
Existing Edmonton Facility Lease	Section 1.3(a)
Existing Houston Facility Lease	Section 1.3(a)
Financial Statements	Section 2.8
Financing Sources	Section 1.3(a)
GAAP	Section 1.3(a)
Governmental Authority	Section 1.3(a)
Hazardous Substances	Section 2.22(c)
HSR Act	Section 5.4(b)
Independent Accounting Firm	Section 1.6(c)
Insurance Policies	Section 2.23
Intellectual Property	Section 2.13(a)
IP Licenses	Section 2.13(b)
Knowledge	Section 1.3(a)

Term:	Section or Place Where Defined:
Lease	Section 2.11(b)
Leased Real Property	Section 2.11(b)
Legal Requirement(s)	Section 2.16
Lien	Section 1.3(a)
Losses	Section 7.5
Material Contracts	Section 2.10
New Employment Agreements	Section 1.3(a)
New Houston Facility	Section 1.3(a)
New Houston Facility Authorizations	Section 2.17
New Houston Facility Holdback Amount	Section 1.3(a)
New Houston Facility Lease	Section 1.3(a)
New Matter	Section 5.6(b)
Noncompetition Agreements	Section 1.3(a)
Norquest Receivable	Section 1.3(a)
OFAC	Section 2.16
Permitted Liens	Section 2.12
Person	Section 1.3(a)
Personal Information	Section 5.1(a)
Physical Inventory	Section 5.8
Proceeding	Section 2.19
Purchase Price	Section 1.3(a)
Purchase Price Allocation Schedule	Section 5.7(a)
Purchase Price Certificate	Section 1.6(a)
Purchased Stock	Section 1.1
RCRA	Section 2.22(c)
Receivables	Section 2.29
Reference Date	Section 2.14
Release	Section 2.22(c)
Released Claims	Section 5.19
Released Parties	Section 5.19
Releasors	Section 5.19
Remediation	Section 2.22(c)
Response Period	Section 7.4(a)
S Final Year	Section 1.3(a)
SDN List	Section 2.16
Section 338(h)(10) Election	Section 5.7(a)
Section 338(h)(10) Forms	Section 5.7(a)
Seller Indemnified Parties	Section 7.3
Sellers	Preamble
Sellers Advances	Section 1.3(a)
Sellers Canadian Affiliate	Section 1.3(a)
Sellers’ Expenses	Section 1.3(a)
S Final Year	Section 1.3(a)
Software	Section 2.13(a)
Sorensen	Preamble
Special Representations	Section 7.1
Subsidiary	Section 1.3(a)
Supplemental Compensation Agreements	Section 1.3(a)
Tax(es)	Section 2.18(d)
Tax Returns	Section 2.18(d)
Technology	Section 2.13(a)
Termination Damages	Section 8.2(b)
Threshold Amount	Section 7.2
Transactions	Section 1.1
Willeford	Preamble
WSL	Section 1.3(a)
WSL Real Property	Section 2.11(e)

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

BUYER: A.M. CASTLE & CO.

By:	/s/ Scott F. Stephens
Name: Scott F. Stephens
Title: Vice President, Finance and Chief Financial Officer

SELLERS:

/s/ Paul C. Sorensen
Paul C. Sorensen, individually

Jerry Willeford, individually
/s/ Paul C. Sorensen
Paul C. Sorensen, his Attorney-in-Fact, pursuant to Limited Power of Attorney, dated November 4, 2011

COMPANY:
(solely with respect to the covenants to be performed by the Company contained in this Agreement prior to the Closing)

TUBE SUPPLY, INC.

/s/ Paul C. Sorensen
Name: Paul C. Sorensen
Title: President

The respective spouses of each of the Sellers hereby join in the execution of this Agreement (i) to evidence that their respective community property interests in and to any of the Purchased Stock are covered by and embraced within the terms and provisions of this Agreement in all respects as if the Sellers each were the sole owners of the Purchased Stock owned by such Seller and as if each of such Seller’s spouse were a Seller hereunder with respect to such community property interest in and to any of the Purchased Stock and (ii) to agree to the terms of and join in the release given by each Seller set forth in Section 5.19 of this Agreement as if each of such Seller’s spouse were a Seller hereunder.

/s/ Stacia A. Sorensen	/s/ Charlotte Willeford
Name: Stacia Sorensen	Name: Charlotte Willeford